Exhibit 99.1

Claude Resources Inc.
200, 219 Robin Crescent
Saskatoon, SK
S7L 6M8

Annual Information Form
For the year ended December 31, 2015
Dated as of March 29, 2016

Claude Resources Inc. – 2015 Annual Information Form

Claude Resources Inc.  ("Claude" or the "Company")
Annual Information Form – March 29, 2016
Table of Contents

Page

Statement Regarding Forward-Looking Information	4

Technical Information	4

Cautionary Note To U.S. Investors Concerning Resource Estimate	5

Metric Equivalents	5

Glossary of Terms	6

Item 1: Corporate Structure
1.1 Name, Address and Incorporation	12
1.2 Subsidiary Corporations	12

Item 2: General Development of the Business
2.1 Recent History	12

Item 3: Description of the Company's Business
3.1 General	25
3.2 Risk Factors	25
3.3 Mineral Properties	34

Item 4: Dividends
4.1 Dividends	64

Item 5: Description of Capital Structure
5.1 General Description of Capital Structure	64

Item 6: Market for Securities
6.1 Prior Sales	65
6.2 Trading Price and Volume	65
Item 7: Directors and Executive Officers
7.1 Name, Occupation and Security Holdings	65
7.2 Cease Trade Orders or Bankruptcies	66

Item 8: Transfer Agent and Registrar
8.1 Transfer Agent and Registrar	67

Item 9: Material Contracts
9.1 Material Contracts	67

Item 10: Legal Proceedings
10.1 Legal Proceedings	67

Item 11: Interests of Experts
11.1 Interests of Experts	68

Item 12: Audit Committee
12.1 Audit Committee Charter	68
12.2 Composition of the Audit Committee	68

Claude Resources Inc. – 2015 Annual Information Form

12.3 Relevant Education and Experience	68
12.4 Pre-Approval Policies and Procedures	69
12.5 External Audit Service Fees	69

Item 13: Interest of Management and Others in Material Transactions	69

Item 14: Additional Information	70

APPENDIX A        Charter of the Audit Committee

Claude Resources Inc. – 2015 Annual Information Form

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this annual information form constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Risk Factors" in this annual information form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this annual information form are made as of the date of this annual information form, being March 29, 2016 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
The forward-looking statements contained in this annual information form are expressly qualified by these cautionary statements.

TECHNICAL INFORMATION

The disclosure in this annual information form of a scientific or technical nature for the Company's material properties is based on technical reports prepared for those properties in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators.  Information prepared by or under the supervision of Qualified Persons under NI 43-101 and included in this annual information form is with the consent of such persons.

Claude Resources Inc. – 2015 Annual Information Form

Other information has been prepared and included in this annual information form following review and verification by Brian Skanderbeg, P.GEO, President and Chief Executive Officer, a Qualified Person within the meaning of NI 43-101. In 2015, Mineral Reserves and Mineral Resources were estimated by Claude personnel.  The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer.  Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager.

The technical reports described herein have been filed on SEDAR and can be reviewed at www.sedar.com.

In this annual information form, the terms "mineral reserve", "probable mineral reserve", "proven mineral reserve", "mineral resource", "inferred mineral resource", "indicated mineral resource", "measured mineral resource", "prefeasibility study" and "feasibility study" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended on the date hereof (the "CIM Definition Standards"), as required by NI 43-101.  The definitions set out in this annual information form for such terms reflect the CIM Definition Standards and are for convenience of reference only.  In the event of a discrepancy between the CIM Definition Standards and the definitions set out in this annual information form, the CIM Definition Standards shall prevail.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATE

The resource estimates in this document were prepared in accordance with NI 43-101.  The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply metric unit by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Claude Resources Inc. – 2015 Annual Information Form

GLOSSARY OF TERMS

Aboriginal – means First Nation, Métis, or Inuit.

Actinolite – a bright green or grayish green monoclinic mineral of the amphibole group.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite – a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Anticline – a fold, generally convex upward, whose core contains the older rocks.

Arsenopyrite – the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying – laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

Au Eq ("gold equivalent") – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Boudinage – a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp – a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis – in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Chalcopyrite – a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Clastic – fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples – the cylindrical form of rock called "core" that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut – a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Crown – Her Majesty the Queen in right of Saskatchewan as represented by the Saskatchewan Ministry of the Economy.

Cut-off Grade – the lowest grade of mineralized material that qualifies as a reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc. – 2015 Annual Information Form

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Disposition – rights granted by the Crown under a permit, claim or lease.

Dore – the final saleable product from a gold mine.

Drift – a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult – governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims.  These governments, in turn, may delegate procedural aspects of this duty to industry.

Electrowinning – the process of recovering metal from solution by electrolysis.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Face – the end of a drift, crosscut or stope in which work is taking place.

Facies – the character and composition of sedimentary deposits.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Feldspathic arenite – a sandstone containing abundant quartz, less than ten percent argillaceous matrix and 10 to 25 percent feldspar.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay – the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall – the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Gabbro – a dark-coloured, plutonic rock with quartz between 0 and 5 percent and feldspar greater than 90 percent.

Garnet – a brittle, transparent mineral with a vitreous luster.

Geophysical Survey – a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Claude Resources Inc. – 2015 Annual Information Form

Gneiss – a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gram metre – a measure of contained gold within a given interval calculated as the product of grams of gold per tonne intercepted over length of core.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Gross – in reference to land means a 100 percent interest.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

ITA – Income Tax Act (Canada).

Joint Venture – a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Lens – a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

LT – long tons.

Mafic – igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metamorphosed Rocks – rocks that are changed in character by processes of intense heat and pressure deep within the earth's crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Claude Resources Inc. – 2015 Annual Information Form

Mill – a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck – ore or rock that has been broken by blasting.

Muskeg – a thick deposit of decayed vegetable matter forming swampy areas.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Net Smelter Return Royalty/ NSR Royalty – a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Ounces – troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore – rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body – a sufficiently large amount of ore that can be mined economically.

Pillar – a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge – the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry – any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study – a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Claude Resources Inc. – 2015 Annual Information Form

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp – a mixture of ground ore and water.

Pyrite – an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite – a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise – a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone – a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing – surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill – an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity – the ratio between the weight of a unit volume of a substance and a similar weight and unit volume of water.

Splay – one of a series of divergent small faults or fractures at the extremities of a major fault.

Stope – an underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings – the material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.  This material is discharged, normally in as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF).

Till – is unsorted glacial sediment.  Its content may vary from clays to mixtures of clay, sand, gravel and boulders.  This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Tourmaline – a complex, crystalized silicate containing boron.

Trenching – the process of exploration by which till is removed from a trench cut from the earth's surface.

Claude Resources Inc. – 2015 Annual Information Form

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI – means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens.  The working interest percentage is expressed before royalty interests.

Claude Resources Inc. – 2015 Annual Information Form

Item 1  Corporate Structure

1.1   Name, Address and Incorporation

Claude Resources Inc. ("Claude" or the "Company") amalgamated effective January 1, 2015, with its then subsidiary St. Eugene Mining Corporation Limited ("SEM").  The amalgamated Company carries on business under the name Claude Resources Inc. and is governed by the Canada Business Corporations Act.

The registered office of the Company is located at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6.  Its principal executive office is located at 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8, Telephone: (306) 668-7505, Facsimile:  (306) 668-7500, email:  clauderesources@clauderesources.com, website:  www.clauderesources.com.

1.2	Subsidiary Corporations

Claude has two wholly-owned subsidiary corporations: 4158849 Canada Ltd. and Madsen Gold Corporation, both Canada federal corporations.  References herein to the "Company" or "Claude" include the Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

Item 2   General Development of the Business

2.1	Recent History

On March 7, 2016, the Company and Silver Standard Resources Inc. ("Silver Standard") announced that they entered into a definitive agreement (the "Agreement") whereby Silver Standard will acquire all of the outstanding common shares of Claude Resources pursuant to a plan of arrangement (the "Transaction") to create a high-quality intermediate precious metals producer with assets in the Americas (Please see Claude news release "Silver Standard to Acquire Claude Resources," dated March 7, 2016).

Under the terms of the Agreement, all of the Claude issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and $0.001 in cash per Claude share, representing total consideration of $1.65 per share of Claude based on the value of Silver Standard's common shares as of the close of business on March 4, 2016. This implies an equity valuation of $337 million for Claude at that date.

Transaction Conditions and Timing

Under the terms of the Agreement, the Transaction will be carried out by way of a court approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Claude at a special meeting. The issuance of shares by Silver Standard under the Agreement is subject to the approval of the majority of votes cast by the Silver Standard shareholders at a special meeting.

Completion of the Transaction is subject to regulatory approvals and other customary closing conditions. The Transaction includes customary deal-protection provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a $12 million reciprocal termination fee payable under certain circumstances.

Full details of the Transaction will be included in the management information circulars of both Silver Standard and Claude to be mailed to their respective shareholders. The special shareholder meetings of both companies are expected to be held on May 18, 2016. Upon completion of the Transaction, one Claude Director will be appointed to the Board of Directors of Silver Standard.

Recent developments in the Company's business over the last three completed fiscal years were as follows:

2015: On January 8, 2015, the Company announced that the Seabee Gold Operation achieved annual gold production of 62,984 ounces for 2014, an increase of 44 percent year over year. In 2014, the Seabee Gold Operation milled 279,597 tonnes at a grade of 7.32 grams of gold per tonne with an average mill recovery of 95.7 percent. The 44 percent increase in gold production was driven by a 43 percent increase in grade as mill throughput remained consistent.

Claude Resources Inc. – 2015 Annual Information Form

On January 29, 2015, the Company's Board of Directors ("Board") announced that Mr.  Patrick Downey had joined the Board, effective January 30, 2015.  Mr. Downey is a veteran mining executive.

On March 30, 2015, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property.  Effective November 30, 2014, Proven and Probable Reserves at the Seabee Gold Operation were 1,323,100 tonnes, grading 7.03 grams of gold per tonne or 299,000 ounces of gold.  The Company's Mineral Resource at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 125,200 ounces and Inferred Mineral Resources totaling 847,300 ounces.
On April 6, 2015, the Company announced that its 100% owned Seabee Gold Operation achieved gold production of 21,067 ounces during the first quarter of 2015.
Also on April 6, 2015, the Board announced that Mr. Arnold Klassen had joined the Board.  Mr. Klassen, a Chartered Accountant and Certified Public Accountant, has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the mining industry.

On May 7, 2015, the Company reported first quarter net profit of $5.1 million, or $0.03 per share, a $10.2 million improvement from the first quarter of 2014 (Q1 2014 net loss - $5.1 million, or ($0.03) per share). The significant improvement in financial performance related to improvements in gold production, sales volumes, ore grades and operational efficiencies.

On June 29, 2015, Claude announced that it had expanded its land position by approximately 3,000 hectares to 19,950 hectares at the Seabee Gold Operation.  The additional 3,000 hectares are located east and north of the Santoy region where the Company is currently expanding production from the Santoy Mine Complex (Santoy Gap and Santoy 8).

In addition to increasing its land position at the Seabee Gold Operation, the Company purchased its only two joint venture agreements on the property from Karoo Exploration Corp. ("Karoo") and Star Minerals Group Ltd. ("Star"). The Karoo joint venture agreement, which comprised 65 hectares, was purchased for 73,529 common shares of Claude. The Star joint venture agreement, which comprised 642 hectares, was purchased for 134,664 common shares of Claude. By acquiring these two joint ventures, the Company now owns and controls 100% of the entire gold belt and land package within the Seabee Gold Operation.

A detailed map of the additional claims and the joint venture claims locations is shown in the following figure:

Claude Resources Inc. – 2015 Annual Information Form

Seabee Gold Operation
Regional Land Position
Prospective Structural Corridor
Newly Staked Claim
Seabee Property Outline
Joint-Venture
Mining Lease
Active Mining
Gold Deposit or Historical Mine
Significant Gold Occurrence
All-Weather Road
19,950 Hectare Land Package
Consolidated JV Claims
Porky West
Porky Main
Seabee Mine Complex & Central Milling Facility
L62 Deposit
Santoy 7
Santoy Gap
Santoy Mine Complex
Santoy 8/8E
580000
585000
590000
595000
600000
605000
6185000
6180000
6175000
6170000
Scale 1:50000
Claude Resources Inc.
Discovering. Developing. Delivering.
May 19, 2015
Seabee Gold Property

On July 7, 2015, the Company reported that the Seabee Gold Operation achieved second quarter 2015 gold production of 20,619 ounces, a 10% increase from the second quarter of 2014. The first half performance of 41,686 ounces of gold resulted in the Company increasing its gold production guidance to 68,000 to 72,000 ounces in 2015 from its original guidance of 60,000 to 65,000 ounces. It was also announced that, during the quarter, development of a drill chamber to test depth extensions of the Santoy mine Complex was initiated.

On July 13, 2015, the Company reported that as a result of the proximity of a forest fire, it had temporarily suspended underground mining operations at the Seabee Gold Operation in northern Saskatchewan and that it had taken steps to remove non-essential personnel from the site. The temporary suspension was due to the risk of high winds potentially bringing heavy smoke and ash from a forest fire located approximately 8 kilometres south of the Seabee Gold Mine.  Production from the mill was not affected and the facility continued to operate.

Subsequent to the temporary suspension of underground mining operations, the Company reported that, as a result of a reduced risk along with favorable and improving weather conditions, it had commenced preparations to resume all operating activities at the Seabee Gold Operation in northern Saskatchewan.

On August 13, 2015, Claude reported that second quarter net earnings of $10.2 million ($0.05 per share) were a $6.9 million improvement from net earnings of $3.3 million ($0.02 per share) for the same period in 2014. Year to date, net earnings of $15.4 million ($0.08 per share) were a $17.2 million improvement over the net loss of $1.8 million ($0.01 per share) reported during the first half of 2014. The improvement in financial performance period over period and year to date was due to increased ounces produced and sold along with higher realized Canadian dollar gold prices.

Claude Resources Inc. – 2015 Annual Information Form

On September 21, 2015, Claude announced that it had entered into an agreement with The Bank of Nova Scotia ("Scotiabank") for a Senior Secured Credit Facility ("facilities") consisting of a Revolving Tranche ("revolver") in the amount of $10.0 million and a Term Loan Tranche ("term loan") in the amount of $15.0 million. These facilities were used to replace the Company's $19.9 million, 10% term loan and its undrawn revolving credit facility.  The revolver and term loan have a three year term maturing in September of 2018.  The interest rate on both facilities is dependent on the Company's total debt to EBITDA ratio and range between 3% to 4% over Prime, or bankers' acceptances plus a margin of 4% to 5%.  The term loan is to be repaid in equal installments of $1.25 million per quarter up to and including the maturity date. There is no penalty for early repayment on either facility.

On October 7, 2015, the Company reported third quarter 2015 gold production and gold sales of 15,722 ounces and 16,528 ounces, respectively.  Year to date, the Company had achieved gold production of 57,408 ounces, a 13% increase over the first nine months of 2014.  The production performance year to date was largely attributed to the Santoy Gap ore body producing ahead of schedule and at higher grades.  The improved performance resulted in the Company increasing its 2015 gold production guidance to 70,000 - 75,000 ounces.  Claude also announced that, during the third quarter, development of a drill chamber to test depth extensions of the Santoy Mine Complex. The program was designed to follow up on hole JOY-13-692 which graded 30.08 grams of gold per tonne over 7.9 metres (See news release May 22, 2013, "Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits").

On October 19, 2015, Claude announced positive results from its 2015 underground drill program and that it had completed an underground drill chamber to begin drill testing the Santoy 8 plunge continuity.  Additional highlights included:

•	Deepest hole to date at Santoy Gap returned 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres true width at 675 metres below surface;
•	Up-dip continuity at Santoy Gap confirmed by intercepts of up to 31.10 (uncut) or 11.08 (cut) grams of gold per tonne over 7.06 metres true width; and
•	Initiates 6,000 metre deep drill program at the Santoy Mine Complex.

The primary focus of the 2015 underground drill program was on the infill and expansion of the Santoy Gap resource and reserve. The program had positive results to date and expanded economic mineralization up-dip to the southeast and at depth. Hole SUG-15-048 graded 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres and, at 675 metres depth, is the deepest hole ever drilled at the Santoy Mine Complex. This intercept is important as it confirms continuity and demonstrates that grades remain robust at depth; follow-up drilling in the immediate area was on-going.

Hole SUG-15-315 targeted the up-dip continuity at 140 metres elevation and returned 31.10 (uncut) or 11.08 (cut) grams of gold per tonne over 7.06 metres true width. This high grade, wide intercept is approximately 75 metres up-plunge from current development and links to near-surface inferred resources. Results from drilling of the up-dip extension at Santoy Gap are consistent with underground development sampling and were included in the year-end resource and reserve update.

Claude Resources Inc. – 2015 Annual Information Form

Highlights from the underground program are outlined in the table below.

HOLE ID	ZONE	FROM	UNCUT (Au g/t)	CUT (Au g/t)	TRUE WIDTH (m)
JOY-13-690*	9C	684.27	200.92	27.32	1.95
Including		684.98	602.00		0.33
JOY-13-692*	8A	632.85	30.08	22.89	5.90
SUG-15-048	9C	372.40	43.28	30.54	1.15
Including		373.20	107.28		0.54
SUG-15-051	9A	188.20	13.58	13.58	2.93
SUG-15-309	9A	191.70	152.94	21.93	1.10
Including		191.70	561.63		0.30
SUG-15-310	9A	132.00	19.68	19.68	2.08
SUG-15-312	9A	216.30	27.65	27.65	0.43
SUG-15-314	9A	125.60	22.79	18.18	3.30
SUG-15-315	9A	162.60	31.33	11.08	7.06
Including		182.00	495.27		0.33

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.
* Previously released drill intercepts.

In addition to the on-going 2015 program at Santoy Gap, the Company reported that it had begun an additional 6,000 metre drill program to target the plunge continuity of the Santoy 8 Deposit proximal to hole JOY-13-692, which graded 30.08 (uncut) or 22.89 (cut) grams of gold per tonne over 5.90 metres true width (See news release May 22, 2013, "Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits"). This intercept hosted strong visible gold and telluride mineralization within a vein system of significant true width and is associated with intense footwall alteration. The Santoy 8 system appears to be improving with depth and the Company now has the ideal platform to test this system. It is located 400 metres down plunge from existing Santoy 8 infrastructure and 250 metres from the Santoy Gap inferred resources. Drilling will test from 450 metres to 800 metres below surface with drill spacing between 50 and 100 metres. This program continues to test the continuity between the Santoy Gap and Santoy 8 deposits is limited and the inferred resources remain open along strike, down dip and down plunge.

The map below outlines drill results and the target areas for the 2015 drill programs:

Santoy Gap Deposit
Santoy 8 Deposit
SUG-15-309
9A: 152.94 / 21.93 / 1.10
SUG-15-312
9A: 27.65 / 27.65 / 0.43
SUG-15-314
9A: 22.79 / 18.18 / 3.30
SUG-15-310
9A: 19.68 / 19.68 / 2.08
SUG-15-315
9A: 31.33 / 11.08 / 7.06
Drill Intercept Legend
Vein: un-cut (g/t) / cut (g/t) / true width (m)
Santoy Gap Ramp
16 Level DDC
250 m
500 m
750 m
1000 m
SUG-15-051
9A: 13.58 / 13.58 / 2.93
Planned Ramp and Levels
JOY-13-692
8A: 30.08 / 22.89 / 5.90
JOY-13-690
9C: 200.92 / 27.32 / 1.95
SUG-15-048
9C: 43.28 / 30.54 / 1.15
Measured Resource
Indicated Resource
Inferred Resource
Mined
Santoy Gap and 8 Mine Drill Chambers
2015 U/G Intercept
2013 Step-out Intercept
>25 g/t
10-25 g/t
3.5-10 g/t
Anomalous (0.1-3.5 g/t)
Non-significant Intercept
Reserve/Resource: Top-cut grade: 75 g/t
Cut-off grade: 3.5 g/t
Santoy Mine Complex
Composite Longitudinal Section
2015 Highlighted Underground Drill Results
Seabee Gold Property
Claude Resources Inc.
Discovering. Developing. Delivering.
Oct 19, 2015

Claude Resources Inc. – 2015 Annual Information Form

On November 5, 2015, the Company reported third quarter net earnings of $5.7 million ($0.03 per share). Year to date, net earnings of $21.0 million ($0.11 per share) were a $15.9 million improvement over the $5.1 million ($0.03 per share) reported during the first nine months of 2014. The significant improvement in financial performance was driven by an increase in ounces produced and sold from mining higher ore grades and continued improvement in operating efficiencies. During the quarter, earnings were negatively impacted by a $0.8 million non-cash expense, a result of the early retirement of the term loan with the Company's previous lender.

On November 23, 2015, Claude's Board announced that John Murphy had joined the Board.  Mr. Murphy recently retired from Raymond James Ltd. where he served as Managing Director, Investment Banking, Co-Head Mining and Metals.

On January 8, 2016, the Company reported that during 2015 its 100 percent owned Seabee Gold Operation exceeded revised guidance and achieved record annual gold production of 75,748 ounces.  The record performance in 2015 was a result of a 20% improvement in grade (8.82 grams of gold per tonne) along with strong mill recoveries of 96.3% on 277,368 tonnes milled.  In addition, 2015 gold sales improved 16% to 72,699 ounces (2014 - 62,772 ounces).

On March 3, 2016, the Company completed the acquisition of additional mineral claims in the northern portion of the Seabee Gold Operation in exchange for nominal cash consideration and a one percent NSR.  The NSR provides Claude with the option, which does not expire, to repurchase half or 0.5 percent of the 1 percent NSR for $1 million.  By acquiring these mineral claims, the Company has increased its land position to 23,300 hectares.  A detailed map of the additional claims can be viewed below:

New Land Package
23,300 Hectares
4,300 Hectare
Land Package
580000
585000
590000
595000
600000
605000
6185000
6180000
6175000
6170000
Seabee Gold Operation
Regional Land Position
Seabee Property Outline
Mining Lease
Newly Acquired Claims
Consolidated JV Claims
Prospective
Structural Corridor
Active Mining
Gold Deposit or
Historical Mine
Significant
Gold Occurrence
All-Weather Road
Scale 1:50000
Claude Resources Inc.
Discovering. Developing. Delivering.
March, 2016
Seabee Gold Operation

On March 16, 2016 Claude announced continued positive results from its 2015 underground and recently commenced 2016 surface drill programs at its 100% owned Santoy Mine Complex. In addition, the Company announced an 83,000 metre drill program at the Seabee Gold Operation for 2016. Highlights included:

Claude Resources Inc. – 2015 Annual Information Form

•	Santoy Gap up-dip extension expanded with high grade intercepts of 29.16 grams of gold per tonne (cut) over 6.26 metres true width and 52.80 grams of gold per tonne (cut) over 2.09 metres true width;
•	Depth continuity at Santoy Gap demonstrated with high grade intercepts of 137.58 grams of gold per tonne (uncut) or 41.99 grams of gold per tonne (cut) over 1.12 metres true width, 11.29 grams of gold per tonne (cut) over 9.47 metres true width and 22.77 grams of gold per tonne (uncut) or 16.23 grams of gold per tonne (cut) over 4.24 metres true width;
•	Santoy 8A extension follow-up drilling was highlighted by an intercept of 7.44 grams of gold per tonne (cut) over 12.96 metres true width; and
•	2016 drilling program to be approximately 83,000 metres (18,000 metres of surface exploration and 65,000 metres of underground infill and resource expansion drilling).

Additional highlight results from the Santoy Mine Complex are outlined below:

Hole ID	Zone	From (m)	Uncut (Au g/t)	Cut (Au g/t)	True Width (m)	Drill Program
SUG-15-057	9C	347.50	10.95	10.95	1.19	Gap UG
SUG-15-061	9C	321.60	37.01	22.89	1.02	Gap UG
SUG-15-062	9C	276.20	137.58	41.99	1.12	Gap UG
SUG-15-063	9C	258.80	6.99	6.99	1.44	Gap UG
SUG-15-317	9A	123.90	22.77	16.23	4.24	Gap UG
SUG-15-327	9A	195.00	11.45	11.45	3.45	Gap UG
SUG-16-011	9A	132.60	11.29	11.29	9.47	Gap UG
SUG-15-937	8A	541.50	6.30	6.30	1.76	8A UG
SUG-15-940	8A	524.60	7.44	7.44	12.96	8A UG
JOY-16-693	9A	195.00	11.15	11.15	2.84	Gap Up-dip
JOY-16-697	9A	204.43	7.33	7.33	4.40	Gap Up-dip
JOY-16-700	9A	143.80	29.16	29.16	6.26	Gap Up-dip
JOY-16-701	9A	129.30	52.80	52.80	2.09	Gap Up-dip
JOY-16-707	9A	107.90	66.77	66.77	1.14	Gap Up-dip
JOY-16-708	9A	111.42	13.94	13.94	5.07	Gap Up-dip
JOY-16-710	9A	105.45	7.23	7.23	2.10	Gap Up-dip

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.

Claude Resources Inc. – 2015 Annual Information Form

Santoy Gap Deposit
Santoy 8 Deposit
JOY-16-701
9A: 52.80 / 52.80 / 2.09
JOY-16-708
9A: 13.94 / 13.94 / 5.07
JOY-16-707
9A: 66.77 / 66.77 / 1.14
JOY-16-700
9A: 29.16 / 29.16 / 6.26
JOY-16-710
9A: 7.23 / 7.23 / 2.10
JOY-16-693
9A: 11.15 / 11.15 / 2.84
JOY-16-697
9A: 7.33 / 7.33 / 4.40
SUG-15-317
9A: 22.77 / 16.23 / 4.24
250 m
SUG-16-011
9A: 11.29 / 11.29 / 9.47
Drill Intercept Legend
Vein: un-cut (g/t) / cut (g/t) / true width (m)
SUG-15-327
9A: 11.45 / 11.45 / 3.45
500 m
SUG-15-937
8A: 6.30 / 6.30 / 1.76
SUG-15-063
9C: 6.99 / 6.99 / 1.44
SUG-15-064
9C: 7.04 / 7.04 / 1.07
Measured Resource
Indicated Resource
Inferred Resource
Mined
JOY-13-690
9C: 200.92 / 27.32 / 1.95
SUG-15-062
9C: 137.58 / 41.99 / 1.12
JOY-13-692
8A: 30.08 / 22.89 / 5.90
750 m
SUG-15-061
9C: 37.01 / 22.89 / 1.02
SUG-15-057
9C: 10.95 / 10.95 / 1.19
SUG-15-940
8A: 7.44 / 7.44 / 12.96
Santoy Gap and 8 Mine Drill Chambers
2015-2016 Highlighted Intercept
2013 Step-out Intercept
EOY 2014 Reserve/Resource: Top-cut grade: 75 g/t
Cut-off grade: 3.5 g/t
1000 m
Claude Resources Inc.
Discovering. Developing. Delivering.
Santoy Mine Complex
Composite Longitudinal Section
2015-2016 Surface and U/G Drilling Results
Seabee Gold Property
March, 2016

Santoy Gap Up-Dip Target

Drill results from the Santoy Gap up-dip program have been very encouraging and demonstrate the potential for resource and reserve expansion. Results are highlighted by hole JOY-16-700, which graded 29.16 g/t Au (cut) over 6.26 metres true width and hole JOY-16-701 that graded 52.80 g/t Au (cut) over 2.09 metres true width; these holes were drilled approximately 140 metres below surface and 80 metres above current infrastructure. These results are important as they are proximal to current mining infrastructure, display consistent high grade over significant widths and can be integrated in the mine plan in the short term.

Santoy Gap Deep

Further drilling results within, down-dip and down-plunge of the Santoy Gap resource are increasing the confidence in the continuity of the deposit at depth. Holes SUG-15-062 of 41.99 g/t Au (cut) over 1.12 metres true width and previously released SUG-15-048 of 30.54 g/t Au (cut) over 1.15 metres true width (See news release dated October 19, 2015), the deepest hole ever drilled at the Santoy Gap, demonstrate the high grade and mineable widths present at depth. Beyond growing the resource at depth, this program is crucial for mid-to-long term mine planning at the Santoy Mine Complex.

Santoy 8 Down-plunge

Preliminary intercepts of the Santoy 8 down-plunge target indicated higher grades and greater widths than have typically been mined within the shallower sections of the Santoy 8 deposit. Initial step-out drilling in 2013 returned 22.89 g/t Au (cut) over 5.90 metres true width in hole JOY-13-692, one of the best drill intercepts recorded in the camp. Follow-up drilling returned 7.44 g/t Au (cut) over 12.96 metres true width in hole JOY-15-940, confirming the strong width and high grades present in the Santoy 8 down-plunge continuity. This target area will be a core focus for the 2016 drill program and is important for long-term resource growth at the Santoy Mine Complex.

Claude Resources Inc. – 2015 Annual Information Form

A long-section map outlining the target areas for the 2016 program is below:

Santoy Gap Deposit
Santoy 8 Deposit
JOY-16-701
9A: 52.80 / 52.80 / 2.09
JOY-16-708
9A: 13.94 / 13.94 / 5.07
JOY-16-707
9A: 66.77 / 66.77 / 1.14
JOY-16-700
9A: 29.16 / 29.16 / 6.26
JOY-16-710
9A: 7.23 / 7.23 / 2.10
JOY-16-693
9A: 11.15 / 11.15 / 2.84
SUG-15-317
9A: 22.77 / 16.23 / 4.24
JOY-16-697
9A: 7.33 / 7.33 / 4.40
250 m
250 m
Drill Intercept Legend
Vein: un-cut (g/t) / cut (g/t) / true width (m)
SUG-16-011
9A: 11.29 / 11.29 / 9.47
Surface Infill Drilling: 4,000 m
SUG-15-327
9A: 11.45 / 11.45 / 3.45
500 m
500 m
SUG-15-937
8A: 6.30 / 6.30 / 1.76
SUG-15-063
9C: 6.99 / 6.99 / 1.44
SUG-15-064
9C: 7.04 / 7.04 / 1.07
16 Level DDC
23 Level DDC
26 Level DDC
27 Level DDC
40 Level DDC
U/G Drilling: 45,000 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
SUG-15-062
9C: 137.58 / 41.99 / 1.12
JOY-13-690
9C: 200.92 / 27.32 / 1.95
JOY-13-692
8A: 30.08 / 22.89 / 5.90
750 m
750 m
SUG-15-061
9C: 37.01 / 22.89 / 1.02
SUG-15-057
9C: 10.95 / 10.95 / 1.19
SUG-15-940
8A: 7.44 / 7.44 / 12.96
Santoy Gap and 8 Mine Drill Chambers
2015-2016 Highlighted Intercept
2013 Step-out Intercept
Surface Deep Drilling: 11,000 m
EOY 2014 Reserve/Resource: Top-cut grade: 75 g/t
Cut-off grade: 3.5 g/t
1000 m
1000 m
Santoy Mine Complex
Composite Longitudinal Section
2016 Surface and Underground Drill Targets
Seabee Gold Property
Claude Resources Inc.
Discovering. Developing. Delivering.
Total: ~60,000 m
March, 2016

2016 Drill Program Summary

For 2016, the Company has planned a $2.5 million (18,000 metre) surface exploration program for the Seabee Gold Operation. The exploration program is designed to focus on resource growth at the Santoy Mine Complex and the Seabee Gold Mine and to test for new discoveries at the Carr and Herb West targets.

At the Santoy Mine Complex, 4,000 metres will focus on up-dip infill targets at the Santoy Gap and the remaining 11,000 metres will target the down-plunge and down-dip continuity of the Santoy Gap and Santoy 8 deposits to a vertical depth of 1,100 metres over a strike length of 1.5 kilometres. The Carr target, which is approximately four kilometres north of the Santoy Mine Complex, will have a total of 2,000 metres of drilling over a two kilometre strike-length. The Carr target is interpreted as the extension of the Santoy Mine Complex system and hosts surface grab samples of up to 90 g/t Au and has seen minimal historic drilling.

Exploration proximal to the Seabee Gold Mine will be focused two kilometres north at the Herb West target.  The Herb West surface drill program will consist of approximately 1,000 metres testing a parallel structure to the Seabee Gold Mine.

In addition to the surface exploration programs, the Company will conduct approximately 65,000 metres of infill and step-out drilling from underground to focus on Mineral Reserve and Resource growth. Approximately 45,000 metres will be focused on the Santoy Mine Complex and 20,000 metres at the Seabee Gold Mine. The program will utilize four Company-owned drill rigs and test targets from up to seven underground drill platforms.

2016 Drilling Summary Table
Program	Metres	Purpose
Santoy Gap Deep	11,000	Test continuity at depth
Santoy Gap Up-dip	4,000	Expand continuity up-dip
Carr Target	2,000	Greenfield exploration
Herb West	1,000	Greenfield exploration
Santoy Mine Complex	45,000	Resource and Reserve conversion and expansion
Seabee Gold Mine	20,000	Resource and Reserve conversion and expansion

During the first quarter of 2016, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property.  Effective December 31, 2015, Proven and Probable Reserves at the Seabee Gold Operation were 976,400 tonnes, grading 7.62 grams of gold per tonne or 239,300 ounces of gold.  The Company's Mineral Resource at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 128,800 ounces and Inferred Mineral Resources totaling 1,012,900 ounces.

Claude Resources Inc. – 2015 Annual Information Form

2014: On January 31, 2014, the Company announced the retirement of the Company's long-time President and Chief Executive Officer, Neil McMillan, effective March 31, 2014.

On March 4, 2014, Claude announced the closing of its previously announced agreement whereby Pure Gold Mining Inc. ("Pure Gold") (TSX.V: PGM), formerly Laurentian Goldfields Ltd. ("Laurentian") (TSX.V: LGF), acquired Claude's 100 percent interest in the Madsen Gold Project in Red Lake, Ontario Canada.  Claude received CDN $6.25 million cash upon closing of the transaction and received an additional CDN $2.5 million cash six months following the close of the transaction.  In addition, Claude received approximately 9.8 million shares of Laurentian, which represented approximately 10.1 percent ownership in Laurentian.

In addition, the Company engaged a strategic and financial advisor to undertake a strategic review of Claude's business plan and capital structure and to explore alternatives with the objective to maximize value for all shareholders. The strategic review was completed in Q1 2015.

On March 20, 2014, the Company announced the closing of a Net Smelter Return ("NSR") royalty agreement (the "NSR Royalty Agreement") with Orion Mine Finance Fund.  Pursuant to this transaction, proceeds of USD $12 million were received by the Company in exchange for a three percent NSR on production from the Seabee Gold Operation. The NSR provides Claude with the option, which expires on December 31, 2016, to repurchase half or 1.5 percent of the 3 percent NSR for U.S. $12 million.  Proceeds from the transaction were used to further development at the Seabee Gold Operation and for general working capital purposes primarily related to the Seabee Gold Operation.
On March 27, 2014, Claude's Board announced the appointment of Mike Sylvestre, as interim President and Chief Executive Officer, effective April 1, 2014 following the retirement of Neil McMillan on March 31, 2014.
On March 28, 2014, the Company announced that it had completed a private placement (the "Private Placement") of common shares in the capital of Claude ("Common Shares").  The Private Placement consisted of the issuance of 4,545,454 Common Shares at a price of CDN $0.22 per Common Share, being the market price of the Common Shares within the meaning of the Toronto Stock Exchange Company Manual, to Crown Capital Partners Inc. ("CCP").  The Common Shares were issued to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5, 2013 as a result of a covenant breach at December 31, 2013, as well as the modification of certain covenants.  Concurrently with satisfaction of this one-time payment, the 5.75 million common share purchase warrants pursuant to the original agreement were cancelled.
On March 31, 2014, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property.  Effective November 15, 2013, Proven and Probable Reserves at the Seabee Gold Operation were 2,308,800 tonnes, grading 5.70 grams of gold per tonne or 422,900 ounces of gold.  The Company's Mineral Resource at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 175,200 ounces and Inferred Mineral Resources totaling 582,900 ounces.
On April 21, 2014, Claude provided an update of its 2013 underground drilling program at the Seabee Gold Operation. The underground drilling program drilled approximately 50,000 metres in an on-going effort to expand and better define the Seabee Gold Operation's current resource.
Highlights included (cut grade over true widths):
Seabee Mine:
·	Hole: U13-061: 13.16 g/t Au over 4.7 metres;
·	Hole: U13-066: 8.27 g/t Au over 7.8 metres;
·	Hole: U13-075: 12.23 g/t Au over 10.7 metres;
·	Hole: U13-076: 22.62 g/t Au over 6.1 metres;
·	Hole: U13-077: 23.58 g/t Au over 4.8 metres;
·	Hole: U13-087: 31.32 g/t Au over 2.5 metres;
·	Hole: U13-089: 49.02 g/t Au over 2.0 metres; and
·	Hole: U13-321: 31.54 g/t Au over 5.2 metres.

Claude Resources Inc. – 2015 Annual Information Form

Santoy Mining Complex (Santoy 8 Mine and Santoy Gap Deposit):
·	Hole: SUG-13-905A: 13.28 g/t Au over 3.5 metres;
·	Hole: SUG-13-301: 17.32 g/t Au over 4.0 metres;
·	Hole: SUG-13-320: 9.64 g/t Au over 4.4 metres;
·	Hole: SUG-13-335: 10.34 g/t Au over 6.5 metres;
·	Hole: SUG-13-347: 13.90 g/t Au over 5.7 metres; and
·	Hole: SUG-13-355: 6.09 g/t Au over 8.5 metres.
On June 17, 2014, the Company announced that initial production from the Santoy Gap deposit was ahead of schedule. For the month of May, development ore from three levels in the eastern block of the Santoy Gap deposit produced on average 125 tonnes per day at a grade of approximately 7.1 grams of gold per tonne.  Production at Santoy Gap began only two and a half years after its discovery and represents a significant milestone in the life of mine plan at the Seabee Gold Operation.
The Company also announced that mining crews had exposed the eastern portion of the ore body on the 24, 26, 28 and 30 levels.  The 28 and 30 levels were the first to be developed and were expected to begin initial long-hole production ahead of schedule during the third quarter.  To support optimization of the mine design, the Company announced that it was conducting an infill drill program of approximately 27,000 metres.  In addition to ongoing development work and the infill drill program, the Company completed the 290 metre ventilation raise at the Santoy Gap deposit. The completion of the ventilation raise marked a critical milestone in driving increased underground productivity to advance the ore body towards safe and sustainable production.
On June 25, 2014, Claude's Board announced the retirement of its Chair, Ted Nieman, Q.C. and Ray McKay. Both retirements were effective June 30, 2014.  Mike Sylvestre, interim President and CEO, became Chair of the Board.  In addition, director Brian Booth was selected by the Board to act as the lead independent director.   Furthermore, the Board reduced both its number of directors as well as its committee structure.  At that time, the Board had five directors and two committees, being the Audit and Safety, Health and Environment committees. These measures were part of the Company's commitment to a cash optimization plan and further contributed to ongoing cost reductions.
On September 10, 2014, Claude announced that the underground drill program at the Santoy Gap was continuing to achieve excellent results, including an intersection of 26.77 grams of gold per tonne over 8.7 metres true width.
2014 Underground Drilling Update
The underground drilling program was designed to define and expand the current Mineral Reserves and Mineral Resources at the Santoy Gap.  Results showed high grade and excellent widths that were hosted within three distinct vein systems, namely the Santoy Gap 9A, 9B and 9C.  Select highlight holes that have intercepted multiple vein systems are presented in the tables below.  All results are reported as cut grade and true width.
Highlight Holes Intercepting Multiple Vein Systems Within the Santoy Gap Deposit:
HOLE #	VEIN SYSTEM
	9A		9B		9C
	GRADE g/t (cut)	TRUE WIDTH (m)	GRADE Au g/t (cut)	TRUE WIDTH (m)	GRADE Au g/t (cut)	TRUE WIDTH (m)

SUG-14-027	33.56	4.57	7.71	2.52	4.28	10.21
SUG-14-028	15.35	7.51	4.84	3.42	6.71	7.13
SUG-14-029	50.00	1.88	10.91	10.47	15.17	4.80
SUG-14-034	13.29	2.58	22.54	9.62	4.93	1.72
SUG-14-038	9.87	8.22	20.20	0.87	28.36	2.02
SUG-14-044	8.03	3.39	-	-	11.33	7.63
SUG-14-048	6.06	6.34	6.23	4.69	26.77	8.70

Claude Resources Inc. – 2015 Annual Information Form

Highlights of Santoy Gap Year to Date 2014 Underground Drilling Results:
HOLE #	ZONE INTERSECTION			GRADE Au g/t (uncut)	GRADE Au g/t (cut)	TRUE WIDTH (m)
	NAME (Target)	FROM	TO
SUG-14-003	9A	171.00	177.00	19.31	19.31	3.99
SUG-14-004	9B	173.50	181.40	15.55	15.55	4.97
SUG-14-026	9C	139.00	147.20	11.95	11.95	5.73
SUG-14-026	9A	156.00	160.50	25.01	25.01	3.16
SUG-14-027	9A	157.50	163.50	45.49	33.56	4.57
SUG-14-028	9A	151.50	161.20	16.44	15.35	7.51
SUG-14-029	9C	119.50	125.40	27.51	15.17	4.80
SUG-14-029	9B	127.30	140.00	14.75	10.91	10.47
SUG-14-029	9A	145.50	147.80	91.58	50.00	1.88
SUG-14-031	9B	117.00	123.00	16.31	13.63	5.42
SUG-14-034	9B	118.30	129.50	36.96	22.54	9.62
SUG-14-038	9A	132.40	141.80	14.97	9.87	8.22
SUG-14-044	9C	128.80	139.10	11.33	11.33	7.63
SUG-14-045	9C	141.30	152.10	8.91	8.91	7.57
SUG-14-047	9C	159.30	172.50	11.06	11.06	7.36
SUG-14-048	9C	154.00	168.30	30.16	26.77	8.70
SUG-14-056	9C	150.40	168.00	7.35	7.35	10.88
SUG-14-308	9A	131.20	139.50	37.04	14.71	4.86

Note: Composites are calculated at a 3.5 g/t cut-off and a 50.0 g/t top-cut and may include internal dilution.
Santoy Gap Update
In addition to an update on the Company underground drill program at the Santoy Gap, Claude announced that long-hole production at the Santoy Gap deposit had been initiated ahead of schedule.  Long-hole production was originally expected to begin in the fourth quarter of 2014.  From May through July, the Santoy Gap produced approximately 13,000 tonnes at 7.1 grams of gold per tonne.  Thus far, the average grade had been 8% higher than the Santoy Gap Mineral Reserve grade of 6.4 grams of gold per tonne. Year to date, the Santoy Gap had a positive impact on production from the Santoy Mine Complex with overall grades improving to 5.65 grams of gold per tonne in the second quarter versus the 3.66 grams of gold per tonne during the first quarter of this year.
Production ramp up at the Santoy Gap was well ahead of schedule and became the main contributor of tonnes and ounces mined from the Santoy Mine Complex during the remainder of 2014.  Production tonnage from Santoy Gap averaged 300 to 400 tonnes per day during the fourth quarter, which was well above the budgeted throughput of 200 tonnes per day. The increase in tonnage and grade from Santoy Gap was expected to drive unit cost improvements going forward.

Claude Resources Inc. – 2015 Annual Information Form

During the third quarter, the Company engaged an engineering firm to update sections of the Santoy Gap mine plan, focusing on mine design, ventilation and future power requirements.
On November 13, 2014, Claude's Board announced the appointment of Mr. Brian Skanderbeg as President and Chief Executive Officer ("CEO") of the Company effective November 17, 2014.  Brian joined Claude in 2007 and was appointed Senior Vice President and Chief Operating Officer in 2012.  He has over 10 years of extensive gold mining and exploration experience.  He previously worked for Goldcorp, Inco Ltd. and Helio Resources and holds a B.Sc. from the University of Manitoba and a M.Sc. from Rhodes University, South Africa.
On December 18, 2014, the Company announced that its Board named Brian Booth, current Lead Director, as Chair of the Board effective January 1, 2015.  The Company's then Chair, Mike Sylvestre, stepped down as Chair effective December 31, 2014.  Mr. Sylvestre remained on the Board as a director until February 19, 2015, resigning to pursue a new role within the mining sector.

2013: On January 17, 2013, the Company announced that it had expanded its debt facilities with its existing bank and, in addition, had come to an agreement, subject to due diligence, with CCP for a five year, $25 million long-term debt facility (the "CCP Debt Facility").  The new capital structure was finalized to advance the Company over the long term without diluting existing shareholders through major equity financings. The debt facilities were utilized to retire the $9.8 million debenture due in May 2013, for expansion capital at the Seabee Gold Operation and for working capital purposes. Further, 1,693,200 warrants listed pursuant to the debenture offering expired unexercised.
The CCP Debt Facility closed on April 5, 2013, carried an interest rate of 10 percent of the outstanding principal and was compounded and payable monthly.  The CCP Debt Facility included 5.75 million warrants at a strike price of $0.70 which were subsequently cancelled concurrent with a private placement to CCP in 2014.

On February 4, 2013, the Company announced that it had completed the shaft extension project at the Seabee Mine.  The project extended the shaft from 550 metres to 980 metres depth. As expected, the resultant reduction of trucking distance, approximately 430 vertical metres, and ore handling resulted in lower diesel consumption, reduced maintenance costs and improved ventilation at the Seabee Mine.

In March 2013, the Company released an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimate for the Seabee property.  Effective December 31, 2012, Proven and Probable Reserves for the Seabee Gold Operation were 1,575,200 tonnes, grading 6.14 grams of gold per tonne or 311,100 ounces of gold.  The Company's Mineral Resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 344,200 ounces of gold and Inferred Mineral Resources totaling 603,400 ounces.  Results obtained from drilling completed during 2012 from the Santoy Gap deposit were incorporated into and had a material impact on the update.

On May 22, 2013, the Company released results from a 2013 first quarter drill program at Santoy 8 and Santoy Gap.  This drilling extended the Santoy Gap mineralized system down plunge to 650 metres depth and has extended Santoy 8's system 400 metres below the base of the existing Inferred Mineral Resource.  These step-out drill intercepts significantly expanded the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Highlights from these 2013 drill results are summarized below:

Highlights from 2013 Santoy Mine Complex Drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade (Au g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8
		Incl	632.85	635.85	73.49	3.00	Santoy 8
Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

Claude Resources Inc. – 2015 Annual Information Form

Effective November 1, 2013, the Company voluntarily delisted its common shares from the NYSE MKT. This decision was based on the general tone of the resource sector and the Company's continued pursuit to rationalize expenditures.  The delisting of the shares did not affect the listing of the shares on the TSX and U.S. shareholders have the opportunity to trade shares of the Company on the TSX as well as over the OTC Markets Groups' OTCQB Marketplace under the symbol "CLGRF".

Subsequently, on November 7, 2013, based on the third quarter completion of a detailed mine design for the Santoy Gap deposit (and incorporating the results of the first quarter drill results discussed above), the Company updated its NI 43-101 compliant Mineral Reserve and Mineral Resource statement for its Seabee Gold Operation, effective December 31, 2012.  Highlights of the update included an increase to the Seabee Gold Operation Mineral Reserves by 78 percent to 554,100 ounces of gold.  This increase included the initial Mineral Reserve of 243,000 ounces of gold at 6.24 grams of gold per tonne at the Santoy Gap deposit.  The updated technical report supporting the Mineral Reserve and Mineral Resource estimate dated December 31, 2012 was filed on SEDAR at www.sedar.com on December 23, 2013.

Item 3  Description of the Company's Business

3.1 General

The Company is engaged in the acquisition, exploration, and development of precious metal properties and the production and marketing of minerals. All of Claude's mineral properties are located in northern Saskatchewan.

The Company's mineral property portfolio includes the Seabee Property, which includes two producing gold mines and various exploration properties located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, Saskatchewan. This property has been in operation since December 1991, producing 1,142,976 ounces of gold to December 31, 2015. In 2015, gold production was 75,748 compared to 62,984 ounces in 2014.

The Company also owns 100 percent of the Amisk Gold Property, located in the province of Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba, which covers an area of approximately 40,400 hectares.

A detailed description of the Seabee Property and the Company's other mineral properties is found under "3.3 Mineral Properties".

Operations, although affected by weather, are not seasonal as gold is produced year round. Gold is a commodity for which there is an active market and is not differentiated from the products of competitors. Therefore, the Company conducts no special marketing and its revenue is determined by prevailing market prices. There is a worldwide gold market into which Claude sells gold. As a result, the Company will not be dependent on a particular purchaser for its sales of gold, and the Company is not required to undertake any marketing efforts in order to sell its gold, provided that it is selling the gold at the prevailing market price. The Company produces gold doré bars at its Seabee Mill. Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold. All gold doré produced by the Seabee Mill is shipped to Asahi Holdings (formerly Johnson Matthey Ltd.) for proecessing at its refinery in Brampton, Ontario, Canada. The Company actively manages sales by setting target prices with arm's length institutional purchasers for a specified number of ounces of gold. Ownership of the refined gold is transferred to the purchaser at the refinery.

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company's competitive position is disclosed in "3.2 Risk Factors", under "Industry Competition may Hinder Corporate Growth".

3.2	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral deposit properties. The risks described below are not the only ones facing Claude.  Additional risks not currently known to Claude, or that Claude currently deems immaterial, may also impair the operations of the Company.  In addition to the other information contained in the Company's 2015 Management's Discussion and Analysis,  the following risk factors should be considered in evaluating the Company.

Claude Resources Inc. – 2015 Annual Information Form

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company's Profitability, Cash Flow and Ability to Operate as a Going Concern

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals.  Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated in recent years.  During the year ended December 31, 2015, the market price per ounce for gold ranged from a low of U.S. $1,049 to a high of U.S. $1,296 with an average price of U.S. $1,160.

Any significant drop in the price of gold adversely impacts the Company's revenues, profitability and cash flows.  Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to begin development of its properties, or commence or, if commenced, continue commercial production.

Fluctuations in the U.S. Dollar versus Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold is denominated in U.S. dollars and, accordingly, the Company's proceeds from gold sales will be denominated and received in U.S. dollars.  As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company's financial results, which are reported in Canadian dollars.  During the year ended December 31, 2015, the CDN$/US$ exchange rate ranged from a low of $1.1749 to a high of $1.3965 with an average of $1.2785.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company's exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for contamination, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

Claude Resources Inc. – 2015 Annual Information Form

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Aboriginal Rights, Title Claims and the Duty to Consult may Delay Projects

Exploration, development and mining activities at the Company's Saskatchewan properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues.  The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise.  However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company's Tailings Facilities could Negatively Impact Gold Production

The Company's Seabee Mill produces tailings.  Managing these tailings is integral to gold production.  The Seabee Operation's East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Mill until approximately 2020. The Company is currently in the process of planning tailings capacity expansion beyond 2020.  This will support the extension of Seabee's mine life and provide additional tailings capacity to process ore from the Santoy Mine Complex.  If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Uncertainty of Production, and Uncertainty of Production and Operational Cost Estimates can Negatively Impact Earnings and Cash Flow

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or as a result of other operational difficulties.  In addition, production may be unexpectedly reduced if, during the course of mining, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases.  Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

Claude prepares estimates of future production, cash costs and capital costs of production for its Seabee Gold Operation.  No assurance can be given that such estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Claude's future cash flows, profitability, results of operations and financial condition.

Claude's  actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability and floods; and unexpected labor shortages. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Claude Resources Inc. – 2015 Annual Information Form

Fluctuations in External Factors Affecting Costs

The Company's production costs are dependent on a number of factors, including refining charges, and the cost of inputs used in mining operations, including, but not limited to, equipment, labour (including contractors), petroleum, chemical reagents, tires and power.  All of these factors are beyond the Company's control.  If the Company's total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

In Certain Circumstances, the Company's Reputation Could be Damaged

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company's handling of environmental matters or the Company's dealings with community groups), whether true or not.  The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to Claude and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, Claude does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and budget deficits and debt levels in the United States, have caused significant volatility to commodity prices. These conditions have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond Claude's control may have on commodity prices, demand for metals, including gold and silver, and general financial market liquidity, all of which may affect the Company's business.

Claude is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold Claude's cash and cash equivalents; (ii) companies that have payables to Claude, including bullion brokers; (iii) Claude's insurance providers; (iv) Claude's lenders; (v) Claude's other banking counterparties; and (vi) companies that have received deposits from Claude for the future delivery of equipment and or other operational inputs. Claude is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Claude to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Claude. Furthermore, repercussions from the 2008-2009 economic crisis continue to be felt, as reflected in increased levels of volatility and market turmoil. As a result of this uncertainty, Claude's planned growth could either be adversely or positively impacted and the trading price of Claude's securities could either be adversely or positively affected.

Climate Change Risks as well as Extreme and Persistent Weather Conditions

Claude acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, Claude expects that this could result in increased costs.

Claude Resources Inc. – 2015 Annual Information Form

In addition, the physical risks of climate change may also have an adverse effect on Claude. These risks include the following:

Extreme weather events: Extreme weather events (such as increased frequency or intensity of rain, increased snow pack, warmer winter) have the potential to disrupt operations at the Company's Seabee Gold Operation.  Where appropriate, the Company has developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.

Resource shortages: Claude's facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, then Claude's production efficiency may be reduced.

The Company's mining and exploration properties are all located in Saskatchewan. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company's properties.

Although Claude makes efforts to mitigate the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required, there can be no assurance that these efforts will be effective and that the physical risks of climate change will not have an adverse effect on Claude's operations and therefore profitability.

Industry Competition may Hinder Corporate Growth

The Company's business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies could have a material adverse effect on the Company's results of operations and its business.

Unfavourable Government Regulatory Changes May Cause Cessation of Mining Operations and Exploration Activities

The Company's exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company's properties are subject to the federal laws of Canada and, depending upon the location of the Company's properties, may be subject to the provincial laws of Saskatchewan as well as local municipal laws.  Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Claude Resources Inc. – 2015 Annual Information Form

Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Changes to Safety, Health and Environmental Regulations Could Have a Material Adverse Effect on Future Operations

Safety, health and environmental legislation affects nearly all aspects of the Company's operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species.  Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from the Company's existing operations, but from operations that have been closed or sold to third parties.  Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions.  The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company's estimates for such costs.  The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company's business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities.  The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulation.  For example, emissions standards are poised to become increasingly stringent.  Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Decommissioning and Reclamation Obligations May Constrain Production

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee Property.  These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating license. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances.  It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

As filed with the Government of Saskatchewan's Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.3 million.  Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has a surety bond in place to satisfy the decommissioning obligations.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Until Mineral Reserves or Mineral Resources are actually mined and processed, Mineral Reserve and Mineral Resource grades must be considered as estimates only.

Claude Resources Inc. – 2015 Annual Information Form

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company's ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties and materially impact the Company's business and financial condition.   At current gold prices and forecast production, Management believes operating cash flows, the Company's cash on hand will be sufficient to fund the Q1 2016 winter road resupply and 2016 operations.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2015, there were stock options outstanding to purchase 8,953,803 common shares.  The common shares issuable under these options, if fully exercised, would constitute approximately 4.4 percent of the Company's resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company's treasury could result in immediate dilution to existing shareholders.

Impairment of Assets may Impact Operational Performance

In accordance with IFRS, the Company capitalizes certain expenditures relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.  If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount.  Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, changes to gold price or cost assumptions, changes to Mineral Reserve or Mineral Resource grades or the Company's market capitalization being less than the carrying amounts of its mining properties and plant and equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term gold prices, foreign exchange rates, discount rates, future capital requirements, Mineral Reserve and Mineral Resource estimates, operating performance as well as the definition of cash generating units.  It is possible that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount.  In the absence of any mitigating valuation factors, the Company's failure to achieve its valuation assumptions or a decline in the fair value of its cash generating units or other assets may, over time, result in impairment charges.

If the Company determines that an asset is impaired, the Company will charge against earnings any difference between the carrying amount of the assets and the estimated fair value less cost to sell those assets.  Any such charges could have a material adverse effect on the Company's results of operations.

Claude Resources Inc. – 2015 Annual Information Form

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process.  The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company's knowledge, titles to all such properties are in good standing. For the Seabee and Amisk properties, the Company has examined property search abstracts from the Saskatchewan Ministry of the Economy as well as made inquiries and reviewed lease files from the Ministry.  It has also received confirmation of title from Saskatchewan Environment.

The title to the Company's properties could be challenged or impugned.  The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

We May Not be Able to Hire Enough Skilled Employees to Support Operations

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour.  The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations.  Claude's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft.  The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber attacks or other information security breaches, there can be no assurance that Claude will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Claude Resources Inc. – 2015 Annual Information Form

Due to the Company's Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States ("U.S.") Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada.  All of the Company's directors and officers are residents of Canada and all of the Company's assets and its subsidiaries are located in Canada.  Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company's directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Limitations under Credit Facilities

The Company's secured credit facilities may limit, among other things, the Company's ability to permit the creation of certain liens, make investments or dispose of the Company's material assets.  In addition, these credit facilities may limit the Company's ability to incur additional indebtedness and requires the Company to maintain specified financial ratios and meet financial condition covenants.  Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the credit facilities. If an event of default under the credit facility occurs, the lender could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due.  In such an event, the Company may not have sufficient funds to repay amounts owing under the facility.

Use of Derivatives

Claude currently hedges a portion of future gold sales to manage price exposure to fluctuations in that base metal. Claude also hedges its propane fuel price exposure and to manage adverse price movements impacting costs specific to fuel prices.

Claude uses certain derivative products to manage the risks associated with gold price volatility and with changes in other commodity input prices (including energy prices).  The use of derivative instruments involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Claude or adversely affect the financial and other terms the counterparty is able to offer Claude; (ii) market liquidity risk – the risk that Claude has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities or currencies will result in Claude incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, propane fuel prices will be successful. Although hedging may protect Claude from an adverse price change, it may also prevent Claude from benefiting fully from a positive price change.

The Company is Subject to Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and United States governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange, the SEC and the International Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain.  Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

Claude Resources Inc. – 2015 Annual Information Form

Internal Controls Provide No Absolute Assurances as to Reliability of Financial Reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  The Company's failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

The Company is Subject to Certain Legal Proceedings and May be Subject to Additional Litigation in the Future

All industries, including the mining industry, are subject to legal claims, with and without merit.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  Any decision made by any of these directors and officers involving Claude will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Claude and its shareholders.   In addition, the Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company's Code of Ethics Policy.

3.3  Mineral Properties

The Company's mineral property portfolio includes the Seabee Mine and Santoy Mine Complex (both producing gold mines), and a portfolio of exploration properties located in the Province of Saskatchewan. The Company has assembled the majority of its property portfolio in and around the Seabee and Santoy Mines (including the Santoy Gap deposit, Neptune and Porky Lake exploration projects) and the Amisk Gold Property in Saskatchewan. At the Seabee Operation, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties located around it either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee Mine and Santoy Mine Complex are producing gold.

Unless stated otherwise, the information in this section is based upon the technical report (the ''Seabee Gold Operation Report'') entitled ''NI 43-101 Technical Report, Mineral Resource and Mineral Reserve Estimate Seabee Gold Operation as of December 31, 2012'' dated December 23, 2013 prepared by Brian Skanderbeg, P.Geo. The Seabee Gold Operation Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Seabee Gold Operation Report which is available for review on SEDAR at www.sedar.com.

Claude Resources Inc. – 2015 Annual Information Form

CLAUDE ASSET LOCATIONS

Except for the operations from Seabee and the Santoy Mine Complex, all of the Company's mining properties are at the exploration stage. Among the Company's exploration projects, those within trucking distance of the Seabee Mill will receive the majority of the Company's exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee Mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 1,142,976 ounces of gold including 75,748 ounces produced in 2015.  The Company's forecast for 2016 is to produce between 65,000 and 72,000 ounces of gold.

SEABEE PROPERTY

SEABEE AREA

Property Description and Access

The Seabee Gold Operation has produced gold from five mineral leases.  It currently is producing from ML5519, ML5520 and ML5543. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100 percent working interest, subject to a 30 percent Net Profits Interest, in the surrounding Currie Rose property (in August 2010, the Company purchased the 30 percent Net Profits Interest on the Currie Rose Property).  After fulfilling the conditions in the option agreement and obtaining a 100 percent interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999.  The leases were renegotiated in June of 2002 and expire in 2025. Additional mineral leases were added during 2007 at Porky West (ML 5536) and Santoy 7 (ML 5535) and during 2009 at Santoy 8 (ML 5543) and Santoy Gap (ML 5551) during 2013.  Late in 2012, the Company staked an additional 3,350 hectares, increasing its land position to in excess of 17,200 hectares.  During 2015, the Company expanded its land position to approximately 19,950 hectares by staking claims east and north of the Santoy region and by purchasing its only two joint venture agreements on the property from Karoo Exploration Corp. and Star Minerals Group Ltd. ("Star").  Subsequent to December 31, 2015, the Company further increased its land position to approximately 23,300 hectares by purchasing staked claims in exchange for nominal cash proceeds and a 1 percent NSR.

Claude Resources Inc. – 2015 Annual Information Form

Seabee Property showing significant gold deposits and occurrences

The Seabee Gold Operation is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the mine site is by fixed wing aircraft from La Ronge or Flin Flon to a 1,275 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee Operation directly supports a workforce of approximately 290 employees with permanent camp facilities.  Electrical power is provided by a transmission line to the operation by the provincial power authority, Saskatchewan Power Corporation.

Claude Resources Inc. – 2015 Annual Information Form

Property Royalties

Seabee Operation NSR

During the first quarter of 2014, the Company announced the closing of an NSR Royalty Agreement with Orion Mine Finance Fund on all future gold sales at the Seabee Gold Operation.  Pursuant to this transaction, proceeds of US $12 million were received by the Company in exchange for a three percent NSR. The NSR Royalty Agreement provides the Company with the option, which expires on December 31, 2016, to repurchase half or 1.5 percent of the 3 percent NSR for US $12 million.  The NSR payments are paid quarterly in cash or in physical gold at the average price of gold in each calendar month.

During the first quarter of 2016, the Company completed the acquisition of additional mineral claims adjacent to the north portion of the Seabee Gold Operation's land package in exchange for nominal cash proceeds and a 1 percent NSR.  This NSR is only applicable to the newly acquired claims.  The NSR Agreement provides the Company with the option, which does not expire, to repurchase half or 0.5 percent of the 1 percent NSR for $1.0 million.  Assuming the current production profile and the current five year mine plan, no payments are anticipated pursuant to this Net Smelter Returns Royalty.

Red Mile Royalty Agreements

From 2004 through 2007 the Company sold production royalties pursuant to four Royalty Agreements, for proceeds of $7.1 million, $14.0 million, $35.0 million and $25.6 million, respectively.  Proceeds from the sale of each of the royalties were deposited in exchange for a promissory note; these promissory notes have been classified as restricted for accounting purposes.  It is expected that interest and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments and any interest expense. Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership which owns the royalty, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of each Royalty Agreement. This would effectively terminate the applicable royalty obligation.  During the year ended December 31, 2014, the Company's 100 percent owned subsidiary exercised its call right to purchase the equity of the holder of the royalty pursuant to the 2004 Red Mile Royalty Agreement.  During the year ended December 31, 2015, the same subsidiary exercised its call right to purchase the equity of the holder of the royalty pursuant to the 2005 Red Mile Royalty Agreement.  Furthermore, subsequent to December 31, 2015, the same subsidiary exercised its call right to purchase the equity of the holder pursuant to the 2006 Red Mile Royalty Agreement.  In each case, the restricted promissory note pursuant to the respective agreements was sufficient to satisfy the call price.  At March 29, 2016, only the 2007 Royalty Agreement remains.

In addition to the royalty, the Company granted a net profit interest ("NPI") of varying percentages, payable only if gold prices exceed a pre-determined threshold:

Summary of NPI's Pursuant to Red Mile Royalty Agreements
	2006 Agreement *	2007 Agreement
Net Profit Interest

Applicable years	2015-2016	2015-2017
Percent	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

* The NPI pursuant to the 2006 Agreement expires on December 31, 2016.

Prior to any NPI payment, the Company is entitled to first recover from the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2015, the cumulative carry forward amounts remained in a deficiency position under each of the remaining NPI agreements.  Using current production, price and cost forecasts within the Company's current Life of Mine Plan, no payments are anticipated over the remaining life of the 2006 NPI (which expires on December 31, 2016); however, there is potential for payment pursuant to the 2007 NPI during 2017.

Claude Resources Inc. – 2015 Annual Information Form

Saskatchewan Government Production Royalties

Royalties are payable to the province of Saskatchewan under the terms of the Mineral Disposition Regulations, 1986. The royalty is calculated on 10 percent on net operating profits and becomes payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required during 2016 or 2017. To date, there have been no royalty taxation payments made to the province.

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. ("Cominco"). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling.  The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the owner.

After its acquisition of the Seabee Property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco's prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited (subsequently Placer Dome Inc., "Placer"). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee Property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited ("Cominco Engineering") to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited ("A.C.A. Howe") completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August 1989 and subsequently revised the study in May 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee Mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped gabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee Property is underlain by the Laonil Lake gabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Claude Resources Inc. – 2015 Annual Information Form

Mine Details

Construction of the Seabee Mine began in 1990.  The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel.  The Seabee Operation employs approximately 290 workers with approximately160 to 170 on site at any given time, subject to seasonal adjustments. Approximately 195 persons are employed in the mill, surface maintenance, electrical, catering, surface, diamond drilling and technical services areas. The majority of these employees are on a two week-in and two week-out rotation. The remaining 95 people are employed in the underground operations. Camp facilities on site are capable of accommodating approximately 200 to 210 people and are supported by a full complement of dining and recreation facilities.

Claude received regulatory approval in 1991 to deposit mill effluent and tailings into the dewatered East Lake.  The East Lake Tailings Management Facility ("TMF") was near capacity by the end of 2004; therefore, a new TMF was proposed.

Claude selected Triangle Lake as the preferred site for the construction of a new TMF.  Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004.

The proposed TMF at Triangle Lake included two containment dams, North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively.  The North Dam was to provide tailings containment between Triangle and Pine Lakes, while the South Dam was to divert surface runoff from the lowlands south of the Triangle Lake and provide tailings containment.  Regulatory approval was granted in August 2004 to construct the North Dam.  A preliminary design for the South Dam was completed in August 2005 and the dam itself was completed in 2006.

In 2007, the Company raised the height of the Triangle Lake Dams to 454.0 metres elevation, recommissioned the water treatment plant and installed evaporators at its TMF.  Designs and construction to raise the Triangle Lake dams to the 460.0 metre elevation was approved by Saskatchewan Environment.  Construction will be completed in stages and in 2012 construction was completed up to the 457.0 metre elevation.  Review and approval to store tailings up to the new elevation was received in April 2013.  During 2014, construction was completed up to the 458.4 metre level.  During 2015, staged upgrades to the tailings facilities continued up to the 460.0 metre elevation.

Engineering studies also proposed stacked tailings for the East Lake TMF which could extend TMF capacity by four to five years, at current production rates.  Stacked tailings, a process which allows for tailings impoundment to exceed final dam elevation, has been used successfully in other mining jurisdictions in Canada. The Company expects the stacked tailings process will also be completed in stages with annual costs of up to $1.0 million.

In April 2011, the Company submitted an updated decommissioning plan for the Seabee Operation.  Initial comments were received from Saskatchewan Environment during the first quarter of 2012 with continuing discussions occurring throughout 2012.  In 2013, a final agreement on the decommissioning plan was accepted with the full cost of the plan being approximately $6.3 million.  The Company has purchased a surety bond to satisfy these reclamation obligations.

The Company uses a variety of mining methods to extract ore from the gold deposits. The selection of the method is dependent upon a variety of factors including: orebody geometry, dip, location, personnel and equipment availability, etc. The major mining methods include:

•	Longhole Mining: Most of the mining is completed via longhole mining. This method is employed in steeply dipping orebodies. Strike length is limited and ore pillars, or rib pillars, are left in place to control dilution.

Claude Resources Inc. – 2015 Annual Information Form

•	Avoca long hole mining: In high value ore with appropriate access points, avoca mining increases ore recovery as there are no pillars left for ground stability. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control wall failure.
•	Cut and Fill: In shallow dipping orebodies cut and fill methods are employed to maximize ore recovery. In this method mining progresses from bottom up with individual lifts of ore (3-5 metres vertical) are extracted. Waste rock is backfilled into the open cavity before mining of the next lift up.
•	Alimak mining: In narrow orezones or zones with significant capital development requirements, alimak mining is employed to minimize development requirements. Alimak mining requires an upper and lower access point between which an alimak raise is excavated. Production activities can be conducted from the alimak raise itself, or from a development drift excavated off the raise.

The zones currently being mined are accessed by a ramp driven to the 1,200 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth on the 970 thru 1,200 levels, as well as the L62 zone between the 630 and 680 level. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with extensions commissioned in November 2003 and February 2013), provides ore and waste transport to surface. As much as 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill.  Seabee operates under a five year mine plan focusing on the 2b, 2c and L62 zones while continuing to expand and explore for additional underground ore zones. The mill process consists of a three stage crushing circuit, a three stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation's provincial power grid.
In 2013, exploration activities included significant semi-detailed mapping near Seabee, drilling of 4,300 metres, development, compilation and prospecting of a number of near-mine targets.  Through application of an updated structural model for both the Seabee and Santoy regions, the Company's exploration department generated a number of targets for evaluation during 2013.  A number of these targets were advanced through sampling, stripping and mapping with a goal of advancing towards drill readiness.
In 2014 and 2015, exploration at the Seabee Mine focused on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company's Mineral Reserves and Mineral Resources.

Claude Resources Inc. – 2015 Annual Information Form

500 m
500 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
1000 m
1000 m
1500 m
1500 m
Seabee Mine Complex
Composite Longitudinal Section
Mineral Resources - 2015 Year-end
Seabee Gold Property
Claude Resources Inc.
Discovering, Developing, Delivering.
March, 2016

Seabee Mine Composite Longitudinal Section

Seabee Mine Future Work Programs

Mineralization is known to extend below the current lowest working levels at Seabee, in addition to known veins not yet mined.  During 2016, exploration spending is forecast to be approximately $2.5 million (2015 - $0.7 million).  The exploration program is designed to focus on resource growth at the Santoy Mine Complex and the Seabee Gold Mine and to test for new discoveries at the Carr and Herb West targets.  Exploration proximal to the Seabee Gold Mine will be focused two kilometres north at the Herb West target.  The Herb West surface drill program will consist of approximately 1,000 metres testing a parallel structure to the Seabee Gold Mine.

In addition to the surface exploration programs, the Company is planning to conduct approximately 65,000 metres of infill and step-out drilling from underground to focus on Mineral Reserve and Resource growth. Approximately 45,000 metres will be focused on the Santoy Mine Complex and 20,000 metres at the Seabee Gold Mine. The program will utilize four Company-owned drill rigs and test targets from up to seven underground drill platforms.

Summary of Forecast 2016 Drilling at Seabee
Program	Purpose	Metres
Herb West	Greenfield exploration	1,000
Seabee Gold Mine	Resource and Reserve conversion and expansion	20,000
Total:		21,000

The following table details the operating data of the Seabee Operation for the last 5 years:

Operating Data for Seabee Gold Operation
December 31	2015	2014	2013	2012	2011

Ore Milled (tonnes)	277,368	279,597	280,054	275,235	257,181
Grade processed (grams of gold per tonne)	8.82	7.32	5.11	5.86	5.68
Mill Recoveries (%)	96.3	95.7	95.3	95.6	95.3
Gold Produced (ounces)	75,748	62,984	43,850	49,570	44,756
Gold Sold (ounces)	72,699	62,772	44,823	48,673	44,632

Cash Cost (CDN$/ounce of gold sold) (1)	$672	$836	$983	$997	$908
Cash Cost (US$/ounce of gold sold) (1)	$525	$757	$954	$998	$918

Claude Resources Inc. – 2015 Annual Information Form

  (1)  The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee Operation, before depreciation, depletion and accretion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs.  A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs (U.S. Dollar)
Per Gold Ounce Sold

Summary of Consolidated Total Cash Costs
December 31	2015	2014	2013	2012	2011

Cash operating costs	$488	$724	$954	$998	$918

Royalties	37	33	-	-	-
Total cash costs	$525	$757	$954	$998	$918

Gold ounces sold	72,699	62,800	44,800	48,700	44,600
Mine operating costs (US $ millions)	$35.5	$45.4	$42.8	$48.5	$41.0
Mine operating costs (CDN $ millions)	$45.4	$50.2	$44.1	$48.5	$40.5

Readers are cautioned that the above measures of cash costs may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

The following table details the All-In Sustaining Cost per Ounce data of the Seabee Operation for the last 5 years:

Summary of All-In Sustaining Costs
December 31	2015	2014	2013	2012	2011

Production cost (CDN$)	$45,424	$50,211	$44,051	$48,535	$40,542
NSR Royalty	3,422	2,264	-	-	-
Smelting, refining, freight	207	228	162	141	115
By-product credits	(58)	(74)	(15)	(65)	(60)
General and administrative	8,023	7,240	7,058	7,897	6,779
Accretion	101	148	182	175	166
Development	17,370	16,978	23,027	24,241	20,812
Property, plant and equipment	6,284	4,999	7,591	22,186	14,698
Exploration	830	233	1,081	5,998	5,073
All-In Sustaining Costs	$81,603	$82,227	$83,137	$109,108	$88,125
Divided by ounces sold	72,699	62,772	44,823	48,673	44,632
All-in sustaining cost per ounce (CDN$)	$1,122	$1,310	$1,855	$2,242	$1,974

CDN$ Exchange Rate	1.2788	1.1048	1.0302	0.9994	0.9893
All-in sustaining cost per ounce (U.S.$)	$878	$1,186	$1,801	$2,243	$1,996

The Company reports its All-In Sustaining cost per-ounce based on the definition of all-in sustaining costs as set out by the World Gold Council.  The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; U.S.$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada CDN$/U.S.$ exchange rate.  Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Claude Resources Inc. – 2015 Annual Information Form

Since commencement of production in 1991, the mill has processed over 5.4 million tonnes of ore at an average head grade of 7.36 grams of gold per tonne producing 1,142,976 ounces of gold to December 31, 2015.

Seabee Property – Santoy Region

The Santoy Lake property is an 11,400 acre (4,566 hectares) claim group located approximately 14 kilometres east of the Company's operating Seabee Mine and hosts the Company's Santoy Mine Complex (which includes the Santoy 8 and Santoy Gap deposits). Claude holds a 100 percent interest in the property; the five percent NPI on the property was repurchased by the Company during 2014 for $0.3 million.  An all-weather road providing access from the Seabee Mill was completed in 2006 and continues to be upgraded.  During 2009, the Company completed the construction of the power line extension from the Seabee mine to the Santoy Mine Complex. During the second quarter of 2011, the Company declared that its Santoy Mine Complex had achieved commercial production effective January 1, 2011.  At the Santoy Mine Complex, mining efforts are currently focused on the Santoy Gap deposit.  Access to the deposit is by a ramp driven to the 400 metre level; ore and waste are transported to surface and then to the Seabee Milling Facility along the all-weather road.  During 2015 and 2014, the Santoy Mine Complex produced 42,399 ounces of gold and 20,962 ounces of gold, respectively.  Production from the Santoy Gap deposit is expected to ramp up to an average of approximately 700 tonnes per day, making it the main contributor of total production at the Seabee Gold Operation.

Geology

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  The mineralized lenses dip moderately to steeply eastward and amenable to bulk mining techniques.  Mineralized sections of this zone range in thickness from 1.5 to 15 metres. The Santoy 8 and 8 East zone deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The 8 and 8 East zones start about 2.5 kilometres south of Santoy 7, and extend for at least 1,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills.

During 2011, drilling defined the Santoy Gap deposit approximately 400 to 900 metres north of the Santoy 8 deposit and underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex.

Historical drilling completed in and around the Santoy Gap and along the Santoy regional shear zone has extended the mineralized system, discovered a sub-parallel lens to the Santoy Gap approximately 150 metres to the east and affirmed the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length.  The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.  Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 500 metres below the base of the existing inferred resource.

In 2015 and 2014, infill and exploration drilling continued to confirm and expand the Santoy Gap system.

History

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins.  In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 and 8 East) outlined in 2004 and 2005.

Claude Resources Inc. – 2015 Annual Information Form

The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company's previous prospecting programs, with the 7 and 8 zones looking the most promising.

In 2004, there were 5 holes drilled in Santoy 6 (598 metres), 48 holes in Santoy 7 (6,164 metres) and 21 holes (2,797 metres) drilled in Santoy 8.

The 2005 program in the Santoy area was devoted to the Santoy 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Permit applications for an all-weather access road and bulk sampling were submitted to the Provincial Government in 2005.  Permitting was granted to bulk sample the Santoy 7 zone in the third quarter of 2005, with physical work starting in February of 2006.

During 2007, concurrent with the processing of Santoy 7 bulk sample tonnes in the first half, infill drilling continued on Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. The Santoy area, as a whole, contains a number of high grade gold showings, some of which were drill-tested in previous years. Bulk sampling of the Santoy 7 deposit was initiated during the first quarter of 2007 and continued through to October when commercial production was attained.  During 2008 and 2009 mining continued on three levels at a production rate of approximately 150 tonnes per day. During the first quarter of 2010, mining operations at Santoy 7 ceased due to depletion of existing reserves.
At Santoy 8, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes).  The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions.  Gold mineralization at Santoy 8 was extended to a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.

The core from this program was logged and split at the Company's core logging facility at the Seabee Mine. Assaying was done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by an independent accredited lab. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams of gold per tonne checked by a total metallics assay.

During 2008, Claude updated its NI 43-101 compliant Mineral Resource estimate at Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it planned to mine in the first three years of the Santoy 8 Project.

The Santoy power line project, which ties the Santoy Mine Complex to the provincial power grid, was completed during 2009.  Portal construction and surface infrastructure for the planned development of the Santoy Mine Complex to access the Santoy 8 deposit were also initiated in late 2009.  The Company completed the environmental studies and received the permits required for commercial mining of the Santoy 8 and 8E deposits in 2010.

During 2010, Claude continued underground development and advanced the Santoy Mine Complex Project towards the commercial production decision made during the second quarter of 2011.

Exploration during 2010 continued with a drill program targeting the Santoy Gap deposit as well as infill and extension drilling in proximity to Santoy 8.  The program was designed to test the Santoy shear system between the Santoy 7 and 8 deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits.  Historic drill testing of the shear system was focused on relatively shallow drill holes with 200 metre spacings.  Results from the 2010 program successfully outlined continuity at depth for both the Santoy 8 and 8E deposits and provided encouraging results from the Santoy Gap deposit.  The target at the Santoy Gap deposit is located 300 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex.

Claude Resources Inc. – 2015 Annual Information Form

During 2011, drilling targetting the Santoy Gap deposit included 33,000 metres of drilling in 82 holes. Drilling intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long.

During 2012, the Company's exploration program focused on aggressively exploring the Santoy Gap deposit and its relationship to the Santoy 8 deposit body to depths up to 750 metres.  Infill and exploration drilling continued to confirm and expand the Santoy Gap system.  A total of 71 holes and 35,000 metres were completed in and around the Santoy Gap Lens and along the Santoy Regional Shear Zone during 2012.  The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Santoy Gap Deposit
Santoy 8 Deposit
JOY-16-693
9A: 11.15 / 11.15 / 2.84
JOY-16-700
9A: 29.16 / 29.16 / 6.26
Drill Intercept Legend
Vein: un-cut (g/t) / cut (g/t) / true width (m)
250 m
SUG-16-011
9A: 11.29 / 11.29 / 9.47
SUG-15-327
9A: 11.45 / 11.45 / 3.45
500 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
SUG-15-062
9C: 137.58 / 41.99 / 1.12
JOY-13-690
9C: 200.92 / 27.32 / 1.95
JOY-13-692
8A: 30.08 / 22.89 / 5.90
SUG-15-940
8A: 7.44 / 7.44 / 12.96
750 m
Santoy Gap and 8 Mine Drill Chambers
2015-2016 Underground intercept
2013 Surface step-out intercept
Reserve/Resource: Top-cut grade: 75 g/t
Cut-off grade: 3.5 g/t
1000 m
Claude Resources Inc.
Discovering. Developing. Delivering.
Santoy Mine Complex
Composite Longitudinal Section
2015 EOY Mineral Resources & Reserves
Seabee Gold Property
March, 2016

Santoy Region Composite Longitudinal Section of the Santoy Mine Complex

In addition to extending the mineralized system, the program discovered a sub-parallel lens to the Santoy Gap deposit, approximately 150 metres to the east. These latest drill intercepts continued to affirm the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length.

The 2013 surface drill program consisted of three step-out drill holes targeting the down-plunge extension of the Santoy Gap and Santoy 8 deposits.  Of these, two drill holes returned high grade intercepts, interpreted to represent extensions of the mineralized system. Testing intercepted the Santoy Gap and or Santoy 8 structures. Down-plunge drilling tested the extension of Santoy 8 intercepted a vein system hosted in a thick package of highly altered shear zone.

Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  Theses stepout drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base.  Santoy Gap results are highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres.  This is the highest grade interval drilled to date at the Santoy Gap.  Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program.  The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources.  Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits.

Claude Resources Inc. – 2015 Annual Information Form

The 2014 underground drilling program was designed to define and expand the current Mineral Reserves and Mineral Resources at the Santoy Gap.  Results show high grade and excellent widths that are hosted within three distinct vein systems, namely the Santoy Gap 9A, 9B and 9C.  Select highlight holes that have intercepted multiple vein systems are presented in the next two tables and provide further highlights and information specific to each intercept. All results are reported as cut grade and true width.
Highlight Holes Intercepting Multiple Vein Systems Within the Santoy Gap Deposit:
HOLE #	VEIN SYSTEM
	9A		9B		9C
	GRADE Au g/t (cut)	TRUE WIDTH (m)	GRADE Au g/t (cut)	TRUE WIDTH (m)	GRADE Au g/t (cut)	TRUE WIDTH (m)

SUG-14-027	33.56	4.57	7.71	2.52	4.28	10.21
SUG-14-028	15.35	7.51	4.84	3.42	6.71	7.13
SUG-14-029	50.00	1.88	10.91	10.47	15.17	4.80
SUG-14-034	13.29	2.58	22.54	9.62	4.93	1.72
SUG-14-038	9.87	8.22	20.20	0.87	28.36	2.02
SUG-14-044	8.03	3.39	-	-	11.33	7.63
SUG-14-048	6.06	6.34	6.23	4.69	26.77	8.70
Highlights of Santoy Gap Year to Date 2014 Underground Drilling Results:
HOLE #	ZONE INTERSECTION			GRADE Au g/t (uncut)	GRADE Au g/t (cut)	TRUE WIDTH (m)
	NAME (Target)	FROM	TO
SUG-14-001	9C	118.50	127.50	4.84	4.84	7.60
SUG-14-001	9B	129.00	132.50	20.74	15.82	2.96
SUG-14-001	9A	138.60	140.50	28.82	23.86	1.61
SUG-14-002	9A	155.40	165.00	9.37	9.37	6.96
SUG-14-003	9C	144.00	149.60	4.51	4.51	3.78
SUG-14-003	9A	171.00	177.00	19.31	19.31	3.99
SUG-14-004	9C	158.10	163.80	7.41	7.41	3.49
SUG-14-004	9B	173.50	181.40	15.55	15.55	4.97
SUG-14-007	9C	136.80	139.40	21.05	21.05	1.91
SUG-14-007	9A	165.00	173.90	5.99	5.42	6.72
SUG-14-008	9A	171.70	174.40	36.23	22.39	1.95
SUG-14-009	9C	133.80	137.10	9.03	9.03	2.48
SUG-14-010	9A	153.00	157.00	5.77	5.77	3.11
SUG-14-016	9C	153.50	157.50	10.16	10.16	2.66
SUG-14-017	9C	131.80	140.20	5.24	5.24	6.19
SUG-14-019	9B	166.50	169.50	17.93	17.93	1.92
SUG-14-020	9A	144.00	151.50	3.51	3.51	6.14
SUG-14-022	9C	120.00	121.50	21.19	21.19	1.23
SUG-14-025	9C	113.10	114.30	67.03	50.00	1.05
SUG-14-026	9C	139.00	147.20	11.95	11.95	5.73

Claude Resources Inc. – 2015 Annual Information Form

SUG-14-026	9A	156.00	160.50	25.01	25.01	3.16
SUG-14-027	9C	129.10	142.50	4.28	4.28	10.21
SUG-14-027	9B	147.00	150.30	7.71	7.71	2.52
SUG-14-027	9A	157.50	163.50	45.49	33.56	4.57
SUG-14-028	9C	127.30	136.50	6.71	6.71	7.13
SUG-14-028	9B	144.90	149.30	4.84	4.84	3.42
SUG-14-028	9A	151.50	161.20	16.44	15.35	7.51
SUG-14-029	9C	119.50	125.40	27.51	15.17	4.80
SUG-14-029	9B	127.30	140.00	14.75	10.91	10.47
SUG-14-029	9A	145.50	147.80	91.58	50.00	1.88
SUG-14-030	9C	114.40	117.50	5.55	5.55	2.66
SUG-14-031	9B	117.00	123.00	16.31	13.63	5.42
SUG-14-031	9A	128.70	133.50	11.95	11.95	4.33
SUG-14-032	9A	131.90	135.50	5.66	5.66	3.26
SUG-14-033	9C	148.40	152.90	6.86	6.86	2.93
SUG-14-033	9B	160.00	163.30	10.58	10.58	2.18
SUG-14-034	9B	118.30	129.50	36.96	22.54	9.62
SUG-14-034	9A	130.60	133.60	13.29	13.29	2.58
SUG-14-035	9C	116.70	120.20	16.57	16.57	3.07
SUG-14-036	9C	133.20	138.50	11.13	11.13	3.96
SUG-14-037	9B	132.00	136.00	6.89	6.89	3.20
SUG-14-038	9C	112.40	114.70	28.36	28.36	2.02
SUG-14-038	9B	120.00	121.00	20.20	20.20	0.87
SUG-14-038	9A	132.40	141.80	14.97	9.87	8.22
SUG-14-039	9C	120.00	122.00	9.29	9.29	1.64
SUG-14-039	9A	146.80	149.50	9.84	9.84	2.20
SUG-14-041	9C	143.20	148.10	10.57	10.57	3.51
SUG-14-041	9B	151.40	155.40	5.59	5.59	3.05
SUG-14-042	9C	133.90	139.20	53.11	11.89	3.94
SUG-14-044	9C	128.80	139.10	11.33	11.33	7.63
SUG-14-044	9A	156.20	160.80	19.18	8.03	3.39
SUG-14-045	9C	141.30	152.10	8.91	8.91	7.57
SUG-14-045	9B	153.00	156.00	11.58	11.58	2.08
SUG-14-047	9C	159.30	172.50	11.06	11.06	7.36
SUG-14-048	9C	154.00	168.30	30.16	26.77	8.70
SUG-14-048	9B	171.30	179.20	7.04	6.23	4.69
SUG-14-048	9A	185.40	196.20	6.06	6.06	6.34
SUG-14-049	9C	160.80	165.00	13.50	13.50	2.60
SUG-14-049	9B	174.40	178.70	12.49	12.49	2.66
SUG-14-049	9A	193.50	199.00	4.93	4.93	3.36
SUG-14-056	9C	150.40	168.00	7.35	7.35	10.88
SUG-14-308	9A	131.20	139.50	37.04	14.71	4.86

Claude Resources Inc. – 2015 Annual Information Form

SUG-14-310	9A	107.50	109.00	19.38	19.38	1.00
SUG-14-314	9A	74.20	77.80	5.37	5.37	3.46
SUG-14-316	9A	162.60	169.60	5.76	5.76	3.28
SUG-14-318	9A	137.10	144.80	6.47	6.47	4.39
SUG-14-328	9A	70.20	73.80	12.19	12.19	3.59
SUG-14-329	9A	74.60	78.00	6.38	6.38	3.23
SUG-14-334	9A	159.90	161.30	166.87	50.00	0.73
SUG-14-337	9A	72.20	73.50	48.30	48.30	1.27

Note: Composites are calculated at a 3.5 g/t cut-off and a 50.0 g/t top-cut and may include internal dilution.
During 2015, the Company announced positive results from its 2015 underground drill program and that it has completed an underground drill chamber to begin drill testing the Santoy 8 plunge continuity.  Highlights of the announcement included:
•	Deepest hole to date at Santoy Gap returned 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres true width at 675 metres below surface;
•	Up-dip continuity at Santoy Gap confirmed by intercepts of up to 31.10 (uncut) or 11.08 (cut) grams of gold per tonne over 7.06 metres true width; and
•	Initiation of a 6,000 metre deep drill program at the Santoy Mine Complex.
The program in 2015 was significant as there is limited drilling outside the current resource at the Santoy Gap and Santoy 8 deposits, both of which remain open at depth. Furthermore, up-dip and down-dip step-out drilling has already expanded the mineralized footprint at Santoy Gap, returning high grade intercepts of up to 31.10 (uncut) or 11.08 (cut) grams of gold per tonne over 7.06 metres true width.
The primary focus of the 2015 underground drill program was on the infill and expansion of the Santoy Gap resource and reserve.  The program has had positive results and has expanded economic mineralization up-dip to the southeast and at depth.  Hole SUG-15-048 graded 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres and, at 675 metres depth, is the deepest hole ever drilled at the Santoy Mine Complex.  This intercept is important as it confirms continuity and demonstrates that grades remain robust at depth; follow-up drilling in the immediate area is on-going.
Hole SUG-15-315 targeted the up-dip continuity at 140 metres elevation and returned 31.10 (uncut) or 11.08 (cut) grams of gold per tonne over 7.06 metres true width.  This high grade, wide intercept is approximately 75 metres up-plunge from current development and links to near-surface inferred resources.  Results from drilling of the up-dip extension at Santoy Gap are consistent with underground development sampling and will be included in the year-end resource and reserve update.
Recent highlights from the underground program are outlined in the table below.
HOLE ID	ZONE	FROM	UNCUT (Au g/t)	CUT (Au g/t)	TRUE WIDTH (m)
JOY-13-690*	9C	684.27	200.92	27.32	1.95
Including		684.98	602.00		0.33
JOY-13-692*	8A	632.85	30.08	22.89	5.90
SUG-15-048	9C	372.40	43.28	30.54	1.15
Including		373.20	107.28		0.54
SUG-15-051	9A	188.20	13.58	13.58	2.93
SUG-15-309	9A	191.70	152.94	21.93	1.10
Including		191.70	561.63		0.30
SUG-15-310	9A	132.00	19.68	19.68	2.08
SUG-15-312	9A	216.30	27.65	27.65	0.43
SUG-15-314	9A	125.60	22.79	18.18	3.30
SUG-15-315	9A	162.60	31.33	11.08	7.06
Including		182.00	495.27		0.33

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.
* Previously released drill intercepts.

Claude Resources Inc. – 2015 Annual Information Form

In addition to the on-going 2015 program at Santoy Gap, the Company reported that it had begun an additional 6,000 metre drill program to target the plunge continuity of the Santoy 8 Deposit proximal to hole JOY-13-692, which graded 30.08 (uncut) or 22.89 (cut) grams of gold per tonne over 5.90 metres true width (See news release May 22, 2013, "Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits"). This intercept hosted strong visible gold and telluride mineralization within a vein system of significant true width and is associated with intense footwall alteration. The Santoy 8 system appears to be improving with depth and the Company now has the ideal platform to test this system. It is located 400 metres down plunge from existing Santoy 8 infrastructure and 250 metres from the Santoy Gap inferred resources. Drilling will test from 450 metres to 800 metres below surface with drill spacing between 50 and 100 metres. This program is of particular significance as drill testing of the continuity between the Santoy Gap and Santoy 8 deposits is limited and the inferred resources remain open along strike, down dip and down plunge.

On March 16, 2016 Claude announced continued positive results from its 2015 underground and recently commenced 2016 surface drill programs at its 100% owned Santoy Mine Complex. In addition, the Company announces an 83,000 metre drill program at the Seabee Gold Operation for 2016. Highlights included:

•	Santoy Gap up-dip extension expanded with high grade intercepts of 29.16 grams of gold per tonne (g/t) (cut) over 6.26 metres true width and 52.80 g/t Au (cut) over 2.09 metres true width;
•	Depth continuity at Santoy Gap demonstrated with high grade intercepts of 137.58 g/t Au (uncut) or 41.99 g/t Au (cut) over 1.12 metres true width, 11.29 g/t Au (cut) over 9.47 metres true width and 22.77 g/t Au (uncut) or 16.23 g/t Au (cut) over 4.24 metres true width;
•	Santoy 8A extension follow-up drilling was highlighted by an intercept of 7.44 g/t Au (cut) over 12.96 metres true width; and
•	2016 drilling program to be approximately 83,000 metres (18,000 metres of surface exploration and 65,000 metres of underground infill and resource expansion drilling).

Additional highlight results from the Santoy Mine Complex are outlined below:

Hole ID	Zone	From (m)	Uncut (Au g/t)	Cut (Au g/t)	True Width (m)	Drill Program
SUG-15-057	9C	347.50	10.95	10.95	1.19	Gap UG
SUG-15-061	9C	321.60	37.01	22.89	1.02	Gap UG
SUG-15-062	9C	276.20	137.58	41.99	1.12	Gap UG
SUG-15-063	9C	258.80	6.99	6.99	1.44	Gap UG
SUG-15-317	9A	123.90	22.77	16.23	4.24	Gap UG
SUG-15-327	9A	195.00	11.45	11.45	3.45	Gap UG
SUG-16-011	9A	132.60	11.29	11.29	9.47	Gap UG
SUG-15-937	8A	541.50	6.30	6.30	1.76	8A UG
SUG-15-940	8A	524.60	7.44	7.44	12.96	8A UG
JOY-16-693	9A	195.00	11.15	11.15	2.84	Gap Up-dip
JOY-16-697	9A	204.43	7.33	7.33	4.40	Gap Up-dip
JOY-16-700	9A	143.80	29.16	29.16	6.26	Gap Up-dip
JOY-16-701	9A	129.30	52.80	52.80	2.09	Gap Up-dip
JOY-16-707	9A	107.90	66.77	66.77	1.14	Gap Up-dip
JOY-16-708	9A	111.42	13.94	13.94	5.07	Gap Up-dip
JOY-16-710	9A	105.45	7.23	7.23	2.10	Gap Up-dip

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.

Claude Resources Inc. – 2015 Annual Information Form

Santoy Region Future Work Programs
In light of the very positive results in 2015, the Company is planning an aggressive 2016 drill program for the Santoy Mine Complex. The program will focus on drilling to convert and expand the current resource and reserve and will utilize multiple underground and surface drill platforms to explore the system to depths of up to 1,100 metres.  At the Santoy Mine Complex, 4,000 metres will focus on up-dip infill targets at the Santoy Gap and the remaining 11,000 metres will target the down-plunge continuity of the Santoy Gap and Santoy 8 deposits to a vertical depth of 1,100 metres. The Carr target, which is approximately four kilometres north of the Santoy Mine Complex, will have a total of 2,000 metres of drilling over a two kilometre strike-length. The Carr target is interpreted as the extension of the Santoy Mine Complex system and hosts surface grab samples of up to 90 grams of gold per tonne and has seen minimal historic drilling.
Summary of Forecast 2016 Drilling at Santoy Mine Complex
Program	Purpose	Metres
Santoy Gap Deep	Test continuity at depth	11,000
Santoy Gap Up-dip	Expand continuity up-dip	4,000
Carr Target	Greenfield exploration	2,000
Santoy Mine Complex	Resource and Reserve conversion and expansion	45,000
Total:		62,000

The map below outlines current drill results and the target areas for the 2016 drill programs:

Santoy Mine Complex Composite Longitudinal Section (2016 Surface and Underground Drill Targets)

Claude Resources Inc. – 2015 Annual Information Form

Seabee Property – Currie Rose

Claude's 11,000 acre (4,500 hectare), 100 percent owned Currie Rose property adjoins the Seabee property with most of the ground under disposition lying to the west, north and east.

Geology

The geology of the Currie Rose property is similar to that observed in the previously described Seabee Mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values.   As reported above, gold-bearing shears traverse this sequence. See "History" below for further detail.

History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer. Placer was the exploration operator from 1984 to 1990.  Approximately $2.6 million was spent on various exploration activities on the property during this period.

Placer's option on the property expired in 1991 with Currie Rose Resources regaining a 100 percent interest. No exploration work was conducted until 1994 when Claude entered into an option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee Property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee Property's western boundary. The holes encountered veins that were interpreted as extensions of the Seabee's 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that required follow-up drilling.

The work program in 2000 included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year's program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee Mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter.  The Porky Lake drilling resulted in the discovery of the Porky West zone, a 'calc-silicate' second order shear structure that returned gold grades in the 3-15 grams of gold per tonne range over widths from one to three metres.  Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Claude Resources Inc. – 2015 Annual Information Form

Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike.  The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone.  An additional 13 holes totaling 2,913 metres tested the structure's potential along strike to the west.  This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone.  Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously thought with greater continuity of the associated sulfide phases.

Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams of gold per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams of gold per tonne in the Inferred Mineral Resource category.  This resource estimation was done using the sectional method, with a 3.0 grams of gold per tonne cut-off grade and a 42.5 grams of gold per tonne cutting factor.

The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road was constructed between the Porky West zone and the Seabee mill.

In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams of gold per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams of gold per tonne over 6.3 metres.

The core from this program was logged and split at the Company's core logging facility at the Seabee mill. Assaying was done by TSL Laboratories of Saskatoon which include random checks of pulps and rejects. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams of gold per tonne checked by a total metallics assay.

Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005.  Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of a 3.5 metre high by 4.0 metre wide decline ramp down to the 65 metre level.  A 7,657 tonne bulk sample grading 3.69 grams of gold per tonne was extracted in 2006 above the previously defined Mineral Resource.

There was limited exploration done in 2007. In 2008, Claude obtained an additional 35,000 tonne bulk sampling permit.  In June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 and 65-11 sills during the initial phase of the expanded bulk sampling program.  During 2008, 5,781 tonnes at a grade of 3.59 grams of gold per tonne were processed from Porky West.

During 2009 the Company undertook a small diamond drill exploration program and completed the bulk sample program.  The bulk sample program extracted and processed 33,068 tonnes of ore at 3.34 grams of gold per tonne – development reached the 115 metre level. The surface diamond drilling program extended the Porky West ore shoots down plunge.

Claude Resources Inc. – 2015 Annual Information Form

During 2010, exploration focused on the preliminary evaluation of the Neptune target. The Neptune target is approximately six kilometres north of the Seabee Minesite.  Exploration in this area was focused on the Pigeon Lake region utilizing geological, geochemical and geophysical surveys and historical drill data.  The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 parts per billion ("ppb") were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams of gold per tonne (please see Claude news release "Claude Resources Inc. Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target" dated March 23, 2011).

Neptune target showing significant gold intercepts and soil anomaly

Initial drilling revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist. Exploration efforts in 2011 included the completion of a 28 hole, 9,550 metre drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres. This drill program outlined a gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres.

In 2012, the Company drilled a further 5,670 metres in 15 drill holes confirming the sporadic nature of the gold-bearing system.  There has been no further work on the Neptune targets during 2013 to 2015 and none is expected in the future.

Seabee (Currie Rose) Property Future Work Programs

Claude will continue to analyze the potential for these targets. However, no exploration work was undertaken in 2015 and no work is expected in 2016.

Claude Resources Inc. – 2015 Annual Information Form

Mineral Processing and Metallurgical Testing

Mineralogy at operations is generally well-understood, as mining of this material has been conducted for over 20 years. The Seabee mill has successfully processed ore from a variety of different zones with an average recovery of 95%. These ore zones include:

• Seabee – 2B, 2C, 2D and L62
• Santoy 7
• Santoy 8 – A, B and F Zones
• Porky West

Metallurgical testing at laboratories and other facilities is used mainly to investigate potentially deleterious mineralogy and to determine if the test material will perform within acceptable operational ranges. After deposits have been brought into production, estimates of metallurgical performance are primarily based on operational experience.

Metallurgical testing was conducted by the Company during late 2006 and early 2007 for Porky West and Santoy 7 as part of an economic study. The test consisted of bulk samples of ore batched thru the Seabee Mill. Metallurgical testing indicated excellent recoveries between 90 percent and 97 percent using the existing cyanide leach circuit with a gravity concentrator.

Three important issues are addressed by the mill test:

1)	Determination of head and tailings grades;
2)	Determination of the process and reagent requirements; and
3)	Determination of tailings effluent.

No significant issues were identified in any of the three criteria with regards to the Porky West and Santoy 7 bulk sample. Metallurgical testing of the Santoy Gap ore has not been completed, although mineralogically it is very similar to the Seabee and Santoy 8 ore that is currently being processed.

The metallurgical tests are primarily for the purpose of qualifying the type of ore as well as metallurgical recoveries. Ore is labelled either "Seabee Type" or "Not Seabee Type", based on the type of mineralogy and the associated deleterious metals. The metallurgical tests also indentified the presence of deleterious minerals and other possible problems. On occasion bulk samples have been processed and monitored through the mill circuit.

All reserve and resource data is quoted at full grade value with no (mill) correction factors built in. Mill recoveries are considered in the development of an operating cut-off grade for the mines.

Seabee Area Reserves and Resources

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee Mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were reviewed by A.C.A. Howe. From 1988-2006, A.C.A. Howe visited the mine annually and received all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviewed the reserve estimates developed by the Company's own mining staff. From 2007 to 2010 the Mineral Reserves and Mineral Resources estimates were conducted under the direction of the Company's Qualified Persons. In 2011, the Company engaged SRK to conduct an independent audit of the 2011 year end reserves and resources.  In 2012, the Mineral Reserves and Mineral Resources estimates were conducted under the direction of the Company's Qualified Persons.  In 2013, the Company engaged SRK to act as QP on the 2013 year-end Mineral Reserves; Mineral Resources estimates were conducted under the direction of the Company's Qualified Person, Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer.  In 2014 and 2015, Mineral Reserves and Mineral Resources were estimated by Claude personnel.  The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer.  Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager.

Claude Resources Inc. – 2015 Annual Information Form

The methodology for estimating Mineral Reserves and Mineral Resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars.  High-grade gold assays are cut to 50 grams of gold per tonne at the Seabee and Santoy 8 mines prior to grade estimates.  The Company uses a 70 grams of gold per tonne top cut for its newly discovered L62 deposit.  This cutting factor was established from statistics and is supported by experience during the life of the mine.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than two mine levels to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually 25 to 35 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.

A block cut-off grade averaging 4.6 grams of gold per tonne for the Seabee Mine, 3.75 grams of gold per tonne for Santoy 8 and Santoy Gap and 3.0 grams of gold per tonne for Porky West and Porky Main is applied to Mineral Reserves and Mineral Resources. This cut-off is the application of dilution, mining losses and mill recovery. It may be beneficial on occasion to mine and haul lower grade ore to access reserves.

The walls and back of shrinkage stopes at the mine are supported by rock bolts to minimize external dilution. Dilution can range from 2 to 40 percent, but typically a dilution factor of 20 to 25 percent is applied.

Remotely-operated scooptrams are used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping stope recovery at an approximate average of 94 to 96 percent. Based upon regular test work at the mine, a Specific Gravity that varies between 2.8 and 2.9 is utilized.

All samples were assayed by the Company's non-accredited assay lab at the Seabee Mine site.  Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon.  As well, an extensive quality assurance/quality control program including the insertion of blanks, duplicates and standards. Results of the spot checks were consistent with those reported.  Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.5 metres. 200 gram samples were pulverized until greater than 80 percent passes through a 200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams of gold per tonne detection limit).

Seabee Gold Operation Mineral Reserves and Mineral Resources
	December 31, 2015			November 30, 2014
	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee Gold mine
Proven Reserves	167,300	6.01	32,300	217,700	6.05	42,400
Probable Reserves	46,700	7.01	10,500	192,600	6.91	42,800
Measured Resources	20,600	6.47	4,300	17,400	8.26	4,600
Indicated Resources	94,600	7.79	23,700	88,500	6.49	18,500
Inferred Resources	404,800	8.09	105,300	403,300	8.09	104,900
Santoy Gap
Proven Reserves	345,800	8.22	91,400	105,000	5.49	18,500
Probable Reserves	386,700	8.04	100,000	694,600	7.96	177,800
Measured Resources	84,700	5.63	15,300	34,800	5.85	6,500
Indicated Resources	116,800	5.10	19,100	147,900	5.65	26,900
Inferred Resources	1,101,900	8.52	301,700	1,319,100	7.50	318,100

Claude Resources Inc. – 2015 Annual Information Form

Santoy 8
Proven Reserves	5,000	5.89	1,000	15,300	4.91	2,400
Probable Reserves	24,800	5.20	4,100	97,900	4.79	15,100
Measured Resources	27,200	11.41	10,000	34,700	8.71	9,700
Indicated Resources	37,300	5.22	6,300	67,000	4.13	8,900
Inferred Resources	1,847,100	9.29	551,700	1,344,300	8.56	369,900
Porky Main
Indicated Resources	160,000	7.50	38,600	160,000	7.50	38,600
Inferred Resources	70,000	10.43	23,500	70,000	10.43	23,500
Porky West
Indicated Resources	100,700	3.57	11,600	100,700	3.57	11,600
Inferred Resources	174,800	5.48	30,800	174,800	5.48	30,800
Total Gold
Proven & Probable Reserves	976,400	7.62	239,300	1,323,100	7.03	299,000
Measured & Indicated Resources	642,000	6.24	128,800	651,000	5.98	125,200
Inferred Resources	3,598,500	8.76	1,012,900	3,311,400	7.96	847,300

Footnotes to the Mineral Resource Statement:

1.	At December 31, 2015 and November 30, 2014, Mineral Reserves and Mineral Resources were estimated by Claude personnel. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer, a full time employee of Claude. Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager, a full time employee of Claude. Mr. Skanderbeg and Mr. Reed have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Persons as defined by NI 43-101.
2.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with Canadian Securities Administrators' NI 43-101.
3.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.6 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.75 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,400 per ounce of gold using metallurgical and process recovery of 96.2 percent and overall ore mining and processing costs derived from 2015 and 2014 realized costs.
4.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

At the Seabee Gold Operation, year over year, Proven and Probable Mineral Reserves grade increased by eight percent to 7.62 grams of gold per tonne while reserve ounces decreased 20 percent to 239,300 ounces. The increase in reserve grade was driven by a 50 percent increase in grade year over year at the Santoy Gap (8.22 grams of gold per tonne from 5.49 grams of gold per tonne).

Measure and Indicated Mineral Resources increased three percent to 128,800 ounces.  Inferred Mineral Resources increased by 20 percent to 1,012,900 ounces. The increase of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in size and grade and provides for a great opportunity to expand the life of mine at the Santoy Mine Complex.

The Mineral Reserves and Mineral Resources of the Santoy Gap deposit continue to be important and represent an opportunity for the Company due to their proximity to permitted mine infrastructure, low development cost and near-term production potential.  Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Amisk Property

The Amisk Property, totaling approximately 40,400 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba.  Access to the property is via air, water or winter ice road from Flin Flon. The property consists of 85 mineral dispositions in the Amisk area. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

Claude Resources Inc. – 2015 Annual Information Form

The property is at the advanced-exploration stage and is currently without economic ore reserves. Therefore, the current operations on the property consist of an exploratory search for mineable deposits of ore.

Unless stated otherwise, the information in this section is based upon the technical report (the ''Amisk Gold Project Report'') entitled ''Mineral Resource Evaluation, Amisk Gold Project, Saskatchewan, Canada'' dated March 31, 2011, prepared by Claude Resources Inc. and SRK Consulting. The Amisk Gold Project Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Seabee Gold Operation Report which is available for review on SEDAR at www.sedar.com.

AMISK LOCATION

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk property. Each of Husky and Cameco had a 50 percent participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it could earn and acquire a 35 percent participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999. Claude had spent approximately $3.4 million on this property and had earned a 35 percent participating interest under the Amisk Lake Option Agreement.

Claude Resources Inc. – 2015 Annual Information Form

Late in 2009 the Company reevaluated the potential of the Amisk Gold Project and acquired the interests held by Cameco and Husky in early 2010.  Subsequently, the Company then finalized a sale agreement with SEM to sell to SEM a 35 percent interest in the property.  During the fourth quarter of 2011, the Company announced its intent to acquire all of the shares of SEM. On February 2, 2012, the Company announced the successful closing of this transaction.  As a result, Claude now owns 100 percent of the Amisk Gold Project. During 2012, the Company staked an additional 16,033 hectares on the western portion of the Amisk Gold Project.

Amisk Gold Project

Regional and Property Geology

The Amisk Gold Property area lies within the Laurel Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Claude Resources Inc. – 2015 Annual Information Form

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laurel Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that required follow-up.

In 2001, work programs on the Amisk property focused on meeting assessment requirements as part of the option agreement obligations.   In 2002, field crews mapped and resampled the margins of the Laurel Lake rhyolite dome.  The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite's margins.  The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laurel Lake zone on Hyslin Bay.

There had been no field work done on the Amisk Property from 2003 to 2009.

During 2010, a 5,600 metre, 21 hole drill program on the Amisk Gold Project was completed.  The program tested the extensions of the Amisk Gold Deposit as well as validated historic drill data in the core of the deposit.    All of the 11 holes from the winter drill program intersected mineralization and successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization.  A significant number of the holes ended in mineralization.

Based on the positive results from the second quarter drill program, a summer program that included the sampling of greater than 22,000 metres of historic core, was undertaken. Subsequent sampling of this drill core during 2010 confirmed grade continuity expanded the mineralized system and yielded 244 composite intervals greater than a 20 gram metre produced from the 278 historic drill holes.  Highlights include up to 241 metres at 2.16 grams of gold per tonne and 18.9 grams of silver per tonne.

The results combined with geological compilation and modeling outline an extensive, bulk-mineable gold system.  The system remains open along strike to the northeast, southwest, southeast and down-dip.

Based on the success of the 2010 winter drill program and the summer historic core sampling, the Joint Venture approved and completed a 3,300 metre drill program that expanded the strike and dip extensions of the Amisk Gold Deposit.

Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.

On February 17, 2011, Claude released an NI 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent Mineral Resource statement was completed by SRK and is outlined in Table 13. An NI 43-101 Technical Report in support of the Mineral Resource statement was filed on SEDAR on April 4, 2011. Claude held a 65 percent interest in the Amisk Lake Gold Project at December 31, 2011, which increased to a 100 percent interest on February 1, 2012 (see "2.1 Recent History under "General Development of the Business").

Claude Resources Inc. – 2015 Annual Information Form

Amisk Gold Project Consolidated Mineral Resource Statement*
Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000's)
	(000's tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of Au Eq per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Brian Skanderbeg, P.Geo., is the Qualified Person for Claude Resources for the Amisk Gold Project.

A
A'
Claude Resources Inc.
Conceptual
Pit Shell
Drill Holes
Au (g/t)
10 to 10000
3 to 10
1 to 3
0.3 to 1
0.1 to 0.3
0.0001 to 0.1
OPEN
OPEN
OPEN
0.4 g/t Au Eq
Grade Shell
400 m depth
Mineralized
Domain
0
50
100
150
200
Metres
SECTION SPECS
REF PT E, N 10017 m 5129 m
TOLERANCE +/- 30 m
SCALE 1 : 3000
N
Claude Resources Inc.
Amisk Gold Property
Cross Section A-A'

Surface Projection of the Amisk Gold Deposit

During 2011, a 20 hole, 6,480 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK.  Twenty drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

2011 Summer and Fall Drill Results from the Amisk Gold Project
Hole	Easting	Northing	Az/Dip	From (m)	Length (m)	Au (g/t)	Ag (g/t)
AL-11-300	676827	6066224	80/-45	50.00	9.00	1.50	9.2
and				188.00	56.50	0.58	3.5
AL-11-301	676875	6066233	80/-45	150.00	21.00	1.15	6.7
and				205.00	24.61	1.88	12.4

Claude Resources Inc. – 2015 Annual Information Form

AL-11-302	676910	6066380	80/-45	96.00	8.51	1.14	4.5
AL-11-303	676910	6066380	283/-45	18.00	26.00	1.02	4.3
AL-11-304	676910	6066380	0/-90	93.41	37.59	0.55	2.8
AL-11-305	676900	6066330	80/-45	175.47	8.03	1.16	6.2
AL-11-306	676885	6066283	80/-45	40.25	89.75	0.51	2.5
AL-11-307	676921	6066430	80/-45	NSI
AL-11-308	676921	6066430	285/-45	NSI
AL-11-309	676900	6066480	283/-45	18.92	1.00	5.31	13.1
AL-11-310	676900	6066480	0/-90	NSI
AL-11-311	676900	6066480	283/-60	NSI
AL-11-312	676877	6066141	70/-45	69.50	26.50	0.44	1.5
and				108.00	24.00	0.51	0.9
and				191.15	28.85	0.67	2.8
AL-11-313	676838	6066035	105/-45	37.85	16.15	1.02	7.4
and				125.00	22.00	0.54	7.6
and				185.00	19.50	0.65	2.3
and				239.47	36.53	0.61	2.9
AL-11-314	676835	6066052	90/-45	141.00	23.00	0.76	2.8
AL-11-315	676999	6066416	184/-62	87.94	12.22	1.32	6.7
Incl				95.08	1.92	5.42	30.8
AL-11-316	676868	6066443	177/-58	92.00	37.00	0.49	2.2
AL-11-317	676769	6066515	178/-58	256.00	16.50	1.37	5.7
incl				257.00	3.00	5.28	22.4
AL-11-318	676444	6066436	166/-66	69.00	1.81	0.17	11.5
and				311.00	12.00	6.24	23.5
incl				313.85	1.15	62.00	224
and				643.5	71.74	0.6	4
incl				699.5	14.00	1.64	11.8
and				728.00	37.00	0.61	2.2
incl				763.00	2.00	5.71	22.0
and				809.39	10.61	1.65	2.6
incl				809.39	2.21	6.06	8.5
AL-11-319	676744	6065948	97/-47	53.00	32.00	0.98	7.1
incl				68.00	1.00	8.95	39.7
and				159.5	29.00	0.59	5.6
and				206.5	21.00	1.28	8.5
incl				223.00	1.50	11.3	45.3
and				339.00	18.95	1.95	14.9
incl				348.00	3.01	7.38	57.7
AL-11-320	676709	6065787	105/-47		NSI

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut.  True width is variable between 60 and 100 percent of drilled width.  They may include internal dilution intervals of up to 10 metres.  No significant Intercept ("NSI").

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite.

A total of 20 holes comprising 6,480 metres were drilled during the fall 2011 program. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

Highlights of the drilling include: 6.24 grams of gold per tonne and 23.5 grams of silver per tonne over 12.00 metres and 3.39 percent zinc and 0.91 percent lead over 1.81 metres in hole AL-11-318, and 1.95 grams of gold per tonne and 14.9 grams of silver per tonne over 18.95 metres in AL-11-319. Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrotite and chalcopyrite.

Claude Resources Inc. – 2015 Annual Information Form

Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Four holes were completed evaluating the continuity of the system to depths in excess of 700 metres. Hole AL-11-318 intercepted significant mineralization at depth with intercepts of up to 71.74 metres at 0.60 grams of Au per tonne as well as a 1.81 metre interval of 3.39 percent zinc and 0.91 percent lead in the hangingwall, 250 metres west of the deposit.

During 2012 and 2013, work on the external PEA at Amisk continued, including a technical site visit and an evaluation of the potential production rate.  Detailed (as well as reconnaissance) exploration of the deposit also continued.  On the Company's newly acquired claims and western block of the Amisk Gold Project, reconnaissance work occurred with the goal of identifying similarities to Amisk's historical geology and for potential drill targets.  These claims host potential for Amisk-style Au-Ag mineralization as well as conventional base-metal deposits typical of the Flin Flon Belt.

No drilling was completed during 2014 or 2015.

Amisk Property Future Work Programs

During 2016, the Company has budgeted approximately $0.1 million for further review of this asset.

Mineral Processing and Metallurgical Testing

Devel-Tech of Saskatoon, Saskatchewan, was contracted by the SMDC to carry out a conceptual milling study in early 1987. The work was commissioned by Husky Oil, a joint venture partner of the project who had requested a prefeasibility study.

The Devel-Tech contract included studying the petrographic report, studying cyanidation tests done by Lakefield Research, developing a flowsheet, capital and operating costs. The study report by Devel-Tech was titled "Amisk Lake Project – Conceptual Study (Gold Mill)" and was attached to the SMDC prefeasibility study (Reddy, 1987) document as Appendix III.

In all, four bottle roll cyanidation tests on representative composited split core samples, from four separate boreholes, were done by Lakefield Research to a grind of about eighty percent passing 400 mesh. The results are presented in the table below.

These results led the study team to conclude that the gold mineralization is not refractory with respect to direct cyanidation. However, the high reagent consumption for three of the samples and the lack of consistency between all the samples suggests that more test work is required to evaluate the metallurgical recovery of gold and silver.

The samples tested were quite high grade relative to the broader zone of gold mineralization under present evaluation. Future testing, should aim at testing the metallurgical properties of the lower grade gold mineralization, in addition to the high grade mineralization.

Bottle Roll Cyanidation Test Results from 1987 SMDC Pre-Feasibility Study
Test No	Consumed		Recovery (%)		Residue (gpt)		Calc Head		Grind (%)
	NaCN	CaO	Au	Ag	Au	Ag	Au	Ag	-400
1	0.35	0.02	96.5	97.1	1.96	4.4	55.9	154	78.1%
2	10.5	0.06	70.3	3.2	6.8	158	22.9	163	80.6%
3	8.06	0.01	86.9	61.8	1.07	25.5	8.2	66.7	87.4%
7	7.49	0.02	98.1	11.4	1.11	417	59.3	471	84.0%

Claude Resources Inc. – 2015 Annual Information Form

The flowsheet recommended in the Devel-Tech conceptual study may well be correct in that flotation may help as the first step in recovering the maximum amount of gold, before cyanidation of the float tails is done. As no flotation work has been done to date, it is regarded as unlikely that the projected gold in the first stage concentrate will only be five percent and that ninety-five percent will be available for cyanidation of the float tails. Since gold, silver, copper and lead all float under similar conditions, it is evident that a large portion of the gold will float with the base metal sulphides. This can be easily checked by doing flotation testwork on representative samples of mineralized material at a grade that is presently planned to be mined.

The petrographic analysis showed that there is very little coarse free gold or silver. In fact much of the gold was observed as very fine inclusions in the sulphides. The presence of tetrahedrite, tenantite, enargite, pyrite (with gold inclusions), arsenopyrite, chalcopyrite, galena and sphalerite was observed. By grinding to about eighty percent passing 400 mesh (thirty-seven microns), the above results were achieved. If the gold was liberated enough to be attacked by cyanide it is likely that much of it can also be floated in the sulphide (copper lead silver) concentrate.

The conclusions derived from this historical testwork are:

•	That a fine grind will be required to achieve acceptable recovery;
•	More testwork is required to determine what flowsheet will be recommended for the lower grade mineralization delineated;
•	The flowsheet proposed by Devel-Techshould not be used because it lacks detail in the initial sulphide float. Instead, flotation testwork should be done and the flowsheet should be developed from that work.
•	It will likely include flotation but nothing is certain until the testwork on lower grade material is done; and
•	Since grinding energy could be a key component of the operating costs, the drill core samples used for determining the metallurgy should be tested for Semi-Autogenous Grinding ("SAG") and ball mill hardness before the core is crushed for metallurgical testing. In this way the preliminary grinding information will be obtained without the additional cost of doing more drilling to get samples for doing the required grinding tests.

Sampling and Analysis of Exploration Drill Holes

As a detailed description of each hole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls.  Samples average one to 1.5 metres in width with 0.3 metre widths taken in places for geological interpretation purposes.

Samples are chosen based on geology.  Lode gold mineralization in the greenstone belts currently explored by Claude have shown through numerous exploration programs carried out by the Company to have the economic concentrations of gold located within the visually identifiable quartz- sulphide bearing dilation or shear zones within the host rocks.  However, field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.

Once the drill hole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are sawn, bagged and sealed using strict cleanliness guidelines.  These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to the approved offsite laboratory.

The Quality Assurance program provides the Company with the degree of certainty required to use the resulting data as the basis for further exploration and development.  It involves the routine placement of control samples to monitor the performance of the laboratories used by Claude, all of which are ISO approved.  Each batch of samples that goes into a laboratory's furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5 percent.  A "blank" sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold.   During any "definition drilling" program for the calculation of a mineral resource, then a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold.  Pulp duplicates are run every tenth sample by the laboratory.

Claude Resources Inc. – 2015 Annual Information Form

The Quality Control program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch.    A batch is rejected if the result for the standard exceeds the tolerance of the 95 percent confidence level stated on the certificates that accompany each standard.  Regarding the coarse-grained "blanks", a batch is rejected if the result is more than 3 times the detection limit of the laboratory.  Regarding the pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization.  However, batches will start to be considered for re-run where the duplicates are greater than ±10 percent.

Security of Samples

Drill core is monitored from the moment it is taken out of the ground until it is split and the samples are delivered to the laboratory door.  Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities.  Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples report any tags that are broken or any sample bags that appear to have been tampered with.

Item 4  Dividends

4.1 Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future.  The present policy of the Company is to retain any future earnings for use in its operations and expansion of its business.

Item 5   Description of Capital Structure

5.1	General Description of Capital Structure

As of December 31, 2015, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series.  There were 195,276,705 common shares issued and outstanding as of December 31, 2015, the end of the Company's most recent fiscal year.  No first or second preferred shares were issued and outstanding as of that date.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

As of December 31, 2015, the Company also had outstanding 8,953,803 share purchase options with a weighted average exercise price of $1.02.

On March 27, 2009, the Corporation established a shareholder rights plan (the "Plan") to ensure the fair treatment of shareholders in connection with any takeover bid for common shares of the Corporation.  At the annual and special meeting of shareholders in 2015, shareholders confirmed and approved the continuation of the Plan and the amended and restated Plan agreement.  The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  A copy of the Plan has been filed and is available on SEDAR at www.sedar.com.

Claude Resources Inc. – 2015 Annual Information Form

Item 6   Market for Securities

6.1 Prior Sales

Date of Issue	Number and Tvne of	Issue / Exercise Price	Reason for Issue
Securities
Januarv 1, 2015	517,123 / Stock Options	$0.315	Compensation
February 19, 2015	50,000 / Stock Options	$0.37	Compensation
February 19, 2015	88,251 / Stock Options	$0.39	Compensation
April 7, 2015	649,824 / Stock Options	$0.61	Compensation
Mav 6, 2015	410,203 / Stock Options	$0.74	Compensation
November 2, 2015	75,000 / Stock Options	$0.72	Compensation
November 6, 2015	12,500 / Stock Options	$0.72	Compensation
November 24, 2015	5,489 / Stock Options	$0.72	Compensation

6.2	Trading Price and Volume

The Company's common shares are publicly traded on the Toronto Stock Exchange ("TSX") under the trading symbol "CRJ".  The following table sets forth the reported high and low prices and aggregate volume of trading of the Company's common shares on the TSX for the twelve months ending December 31, 2015:

Common Shares
Toronto Stock Exchange

	Canadian Dollars
2015	High	Low	Total Volume
December	$0.790	$0.660	15,697,131
November	$0.760	$0.700	4,593,706
October	$0.820	$0.610	10,274,472
September	$0.650	$0.570	4,205,855
August	$0.690	$0.570	7,587,807
July	$0.700	$0.510	11,092,905
June	$0.710	$0.630	10,445,074
May	$0.780	$0.650	21,923,964
April	$0.710	$0.590	10,759,787
March	$0.650	$0.420	19,080,730
February	$0.430	$0.350	8,782,553
January	$0.425	$0.295	16,201,290

Item 7  Directors and Executive Officers

7.1  Name, Occupation and Security Holdings

The names, municipality of residence, positions with the Company and principal business activities outside the Company of the directors and executive officers of the Company as at March 29, 2016 are set forth below:

Name and Municipality of Residence	Positions Held	Director/Officer Since	Principal Occupation
Brian Booth,P.Geo.(1)(4) (6) West Vancouver, BC	Director, Chair of the Board	2012	President and CEO of Pembrook Mining Corp.
Brian Skanderbeg, P.Geo. Saskatoon, SK	Director, President and CEO	2008	President and CEO of Claude
Rita M. Mirwald (2)(3) Saskatoon, SK	Director	2011	Business Person
Patrick Downey (3)(4)(5)(6) Vancouver, BC	Director	2015	Business Person
Arnold Klassen, CPA, CA, CPA (Illinois)(2)(3)(5) Coquitlam, BC	Director	2015	President of AKMJK Consulting Ltd.
John Murphy, CFA (2)(5)(6) Vancouver, BC	Director	2015	Business Person
Rick Johnson, CPA, CA Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude

Claude Resources Inc. – 2015 Annual Information Form

Note:
(1)	Member of the Audit Committee (ex Officio), Human Resources & Compensation Committee (ex Officio) and Member of the Nominating and Corporate Governance Committee (ex Officio).
(2)	Member of the Audit Committee.
(3)	Member of the Human Resources & Compensation Committee (disbanded and assumed by the Board on July 1, 2014; re-instated on May 7, 2015).
(4)	Member of the Safety, Health & Environmental (SHE) Committee.
(5)	Member of the Nominating and Corporate Governance Committee (disbanded and assumed by the Board on July 1, 2014; re-instated on May 7, 2015).
(6)	Member of the Special Committee.

All of the directors and executive officers of Claude have been engaged for more than five years in their present principal occupations except for:

•	Mr. Skanderbeg who was VP Exploration from April 2008 to September 2012 and Senior Vice President & COO from September 2012 to November 2014 (at which time he was appointed to the role of President and CEO);
•	Mr. Downey who was CEO of Elgin Mining Inc., which was acquired by Mandalay Resources in June 2014, from July 2011 to June 2014; and
•	Mr. Murphy, who retired from Raymond James Ltd. in 2015 after more than 21 years with the organization and its predecessor companies, Goepel McDermid Inc. and Goepel Shields & Partners Inc. Most recently he served as Managing Director, Investment Banking, Co-Head Mining and Metals.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are recommended by the Chief Executive Officer and approved by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,452,590 of the common shares outstanding at December 31, 2015, being less than one percent of the issued and outstanding common shares of the Company.

7.2  Cease Trade Orders or Bankruptcies

Except as set out below, no director or executive officer of the Company:
(a)	is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this annual information form, a director, chief executive officer or chief financial officer of any company (including Claude) that:
(i)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the director or executive officer was acting in the capacity of director, chief executive officer or chief financial officer, or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or
Claude Resources Inc. – 2015 Annual Information Form

(b)	is, as at the date of this annual information form, or has been, within 10 years before the date of this annual information form, a director or executive officer of any company (including Claude) that, while that persons was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Downey was a director of Sutcliffe Resources Inc. (now Zoloto Resources Ltd.) from April 2007 to November 2008.  On May 11, 2007, Zoloto Resources Ltd. was issued a cease trade order by the British Columbia Securities Commission ("BCSC") for failure to file financial statements and an MD&A for the financial year ended December 31, 2006.  That cease trade order was revoked on May 11, 2007.  Thereafter, a management cease trade order in respect of insiders of Zoloto Resources Ltd. was issued by the BCSC on May 14, 2008 for failure to file financial statements and an MD&A for the financial year ended December 31, 2007 and was revoked on July 8, 2008.

Item 8  Transfer Agent and Registrar

8.1	Transfer Agent and Registrar

The Company's transfer agent and registrar is Computershare Canada, located at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

Item 9  Material Contracts

9.1 Material Contracts

The Company has no material contracts other than those entered into in the ordinary course of business and the following:
(a)	the Scotia Term Loan Facility set forth under "General Development of the Business – Recent History" on page 15;
(b)	the NSR Royalty Agreement set forth under "General Development of the Business – Recent History" on page 21 and "Property Royalties" on page 37;
(c)	the Red Mile Royalty Agreements set forth under "Property Royalties" on page 37.

Item 10  Legal Proceedings

10.1 Legal Proceedings

The Company is not currently a part to any legal proceedings of a material nature; however, all industries, including the mining industry, are subject to legal claims, with and without merit.  Defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's financial position or results of operations.

Claude Resources Inc. – 2015 Annual Information Form

Item 11  Interests of Experts

11.1 Interests of Experts

SRK Consulting (Canada) Inc., Suite 2100 – 25 Adelaide Street East, Toronto, Ontario, M5C 3A1, has provided the Company with independent NI 43-101 Technical Reports for the Amisk Gold Project. The Company has no knowledge of registered or beneficial interests held directly or indirectly by SRK or any of its designated professionals in any securities or other property of the Company.

Deloitte LLP was appointed as auditor of the Company on June 30, 2015.  Deloitte LLP, independent chartered accountants, have audited the Company's consolidated financial statements for the year ended December 31, 2015. Deloitte LLP is independent in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Saskatchewan and have complied with the SEC's rules on auditor independence.

KPMG LLP, independent chartered accountants, have audited the Company's consolidated financial statements for the year ended December 31, 2014. KPMG LLP was independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Saskatchewan and complied with the SEC's rules on auditor independence.

Certain information has been prepared and included in this annual information form following review and verification by Brian Skanderbeg, P.GEO, President & Chief Executive Officer, a Qualified Person within the meaning of NI 43-101.  Mr. Skanderbeg beneficially owns, directly or indirectly, less than one percent of the outstanding commons shares of the Company.

In addition, certain information has been prepared and included in this annual information form following review and verification by Gordon Reed, P.Eng., Seabee Gold Operation General Manager, a Qualified Person within the meaning of NI 43-101.  Mr. Reed beneficially owns, directly or indirectly, less than one percent of the outstanding commons shares of the Company.

Item 12  Audit Committee

12.1 Audit Committee Charter

Attached as Appendix A is the Charter of the Company's Audit Committee.

12.2 Composition of the Audit Committee

Members of the Audit Committee are:  Arnold Klassen, CPA, CA (Chair), Rita Mirwald and John Murphy.  Each member of the Audit Committee is independent and financially literate.

12.3 Relevant Education and Experience

Name	Principal Occupation and Biography
Arnold Klassen, CPA, CA, CPA (Illinois) (May 2015)
Mr. Klassen (Chair of the Audit Committee) is a Certified Public Accountant with more than 30 years of accounting and finance experience, of which over 25 years has been in the mining industry.  He was employed by Dynatec Corporation for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance.  From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies' financial statements and the internal controls required to report accurately the Corporation's financial position.  Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Claude Resources Inc. – 2015 Annual Information Form

Rita Mirwald (May 2015)
Ms. Mirwald held a number of senior positions with Cameco Corporation, one of the world's largest uranium producers, including that of Senior Vice President Corporate Services with responsibility for communications, investor relations, human resources and corporate social responsibility.  She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association. She was appointed to the Order of Canada in July 2010.

John Murphy (December 2015)
Mr. Murphy recently retired from Raymond James Ltd. after more than 21 years with the organization and its predecessor companies, Goepel McDermid Inc. and Goepel Shields & Partners Inc. Most recently he served as Managing Director, Investment Banking, Co-Head Mining and Metals. Before joining Goepel Shields in 1993, John worked for more than six years at Swiss Bank Corporation in its corporate lending, restructuring and risk advisory activities. He has been directly involved in numerous financial advisory assignments and financing transactions in a variety of sectors. John has a degree in economics from the University of British Columbia and is a Chartered Financial Analyst.

12.4 Pre-Approval Policies and Procedures

The Committee has implemented a policy restricting the services that may be provided by the Company's external auditors and the fees paid to the external auditors.

12.5 External Audit Service Fees

Deloitte LLP was appointed as auditor of the Company on June 30, 2015, replacing KPMG LLP.  The aggregate fees for professional services rendered by Deloitte LLP for the 2015 fiscal year and KPMG LLP for the 2015 and 2014 fiscal years are shown in the table below:

	2015	2014

Audit fees, Deloitte LLP (1)	$150,000	-
Audit fees, KPMG LLP (2)	-	$175,375
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$150,000	$175,375

(1)	Audit fees are comprised of Deloitte LLP services in respect of the audit of the December 31, 2015 consolidated financial statements.
(2)	Audit fees are comprised of KPMG LLP services in respect of the audit of the December 31, 2014 consolidated financial statements.

Item 13  Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2016 fiscal year to the date hereof, none of the Directors or Executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such individuals has, to the best of the Company's knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Claude Resources Inc. – 2015 Annual Information Form

Item 14  Additional Information

Additional financial information is provided in the Company's consolidated financial statements and MD&A for the year ended December 31, 2015.

Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude's website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or on the Securities and Exchange Commission website at www.sec.gov.

Claude Resources Inc. – 2015 Annual Information Form

APPENDIX A

CLAUDE RESOURCES INC.

Charter of the Audit Committee
of the Board of Directors

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility to the shareholders as they relate to:

•	the integrity of the Company's financial statements and the Company's accounting policies, disclosure, internal controls and financial reporting practices;
•	recommending the appointment, compensation and the monitoring of the qualifications, independence and performance of the Company's external auditors; and
•	maintaining, through regularly scheduled meetings, a line of communication between the Board and the Company's financial management and external auditors.

II. Structure and Operations

Composition and Qualifications

The Committee shall be appointed by the Board and shall serve at the pleasure of the Board and for such terms as the Board may determine.  The Committee shall be comprised of three or more Directors (as determined from time to time by the Board), each of whom shall meet the independence and experience requirements of all applicable corporate securities laws and stock exchange listing requirements for audit committee membership.

1.	Each member of the Committee will be a Director who: (a) is not otherwise employed by the Company, and (b) has not been so employed at any time during the three years prior to the time he or she is appointed to the Committee unless otherwise permitted by applicable U.S. and Canadian regulatory standards.

2.	Each member of the Committee will have and maintain independence from management of the Company in accordance with the standards of independence required above.

3.	Except for the undertaking of non-material specific projects unanimously approved by the Board, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than: (a) director's fees, which may be received in cash, stock options, deferred share units, or other in-kind consideration ordinarily available to Directors; (b) a pension or other deferred compensation for prior service that is not contingent on future service; and (c) other regular benefits that Directors receive in their capacity as members of the Board or its committees.

4.	Each member of the Committee shall be financially literate (such qualifications interpreted by the Board in its business judgment) with at least one member designated as being a financial expert.

5.	Each member of the Committee shall have accounting or related financial management expertise (such qualifications interpreted by the Board in its business judgment).

Organization, Procedures and Powers

1.	The Board shall appoint one member of the Committee as the Chair. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee. The Chair shall be responsible for leadership of the Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

Claude Resources Inc. – 2015 Annual Information Form

2.	The Committee shall have the authority to establish its own rules and procedures, consistent with the bylaws of the Company, for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

3.	The Committee shall have the authority to engage independent counsel, independent accountants or other outside advisers as the Committee deems necessary to carry out its duties.

III. Meetings

The Committee will meet at least four times annually and at such other times as it deems necessary to fulfill its responsibilities.  A majority of the members of the Committee shall constitute a quorum.

1.	The Committee may include in its meetings: (a) members of the Company's management, (b) representatives of the external auditors, (c) other directors by invitation, or (d) any other personnel employed or retained by the Company.

2.	The Committee may periodically meet with members of the Company's management in separate executive sessions to discuss any matters that the Committee believes should be addressed privately.

3.	A meeting of the Committee may be convened by the Chair of the Committee, a quorum of the Committee members, or the external auditors. The Corporate Secretary shall, upon direction of any of the foregoing, arrange a meeting of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings.

IV. Responsibilities and Duties

Financial Statements and Published Information

1.	Review with management and the external auditors any items of concern, any proposed changes in major accounting policies, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.	Consider any matter required to be communicated to the Committee by the external auditors under applicable International Financial Reporting Standards, applicable law and listing standards, including the external auditors' report to the Committee (and management's response thereto) on: (a) all critical accounting policies and practices used by the Company; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.	Require the external auditors to present and discuss with the Committee their views about the quality, not just the acceptability, of the implementation of International Financial Reporting Standards with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements and (b) any material correcting adjustments that were identified by the external auditors in accordance with International Financial Reporting Standards or applicable law.

Claude Resources Inc. – 2015 Annual Information Form

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors any off-balance sheet financing mechanisms being used by the Company, if any.

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review any problems experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management.

9.	Review the results of the external auditors' audit work including findings and recommendations, including the post-audit management letter, and management's response and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review the annual report, including the audited annual financial statements, in conjunction with the report of the external auditors, and related management discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

11.	Review with management and recommend to the Board for approval the Corporation's Proxy Form, Information Circular, Annual Information Form and relevant U.S. forms, if applicable.

12	Confirm with the Chief Executive Officer and the Chief Financial Officer (and considering the external auditor's comments, if any, thereon), that the financial statements fairly represent the Company's financial condition, cash flow and results for the reporting period.

13	Review and recommend to the Board for approval all interim unaudited financial statements and quarterly reports, related interim management discussion and analysis and media releases, before being released to the public.

14.	Review management's internal control report and the related attestation report of the external auditors when required by Section 404 of the Sarbanes-Oxley Act of 2002, if required.

15. Review and approve all related party transactions.

Appointment, Retention and Evaluation of External Auditors

1.	The Company's external auditors shall report directly to this Committee. This Committee has the direct responsibility to compensate, oversee, and evaluate the external auditors. The Committee will recommend to the shareholders the appointment, and where appropriate, the replacement of the external auditors. In connection with its oversight of the external audit activities, the Committee will:

•	At least annually, obtain and review a report by the external auditors describing:

(a)	The external audit firm's internal quality-control procedures; and

(b)	Any material issues raised by: (i) the most recent internal quality-control review, or peer review, of the firm, or (ii) any inquiry or investigation by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any issues raised in the reviews described above.

Claude Resources Inc. – 2015 Annual Information Form

•	Annually review and evaluate:

(a)	The experience and qualifications of the senior members of the external auditor team; and

(b)	The performance and independence of the external auditors, including the lead partner of the external audit firm.

•	Review and approve the annual audit plan prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the extent of its scope. Recommend the Board approve the fees to be paid to external auditors.

•	Periodically meet separately with the external auditors without senior management present.

•	At least annually, present the Committee's conclusion with respect to its evaluation of the external auditors to the Board. See "External Auditor Review Guidelines".

Independence of External Auditors

1.	The Committee shall obtain confirmation and assurance as to the external auditors' independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the external auditors and the Company. The formal submission should also disclose the amount of fees received by the external auditors for the audit services and for various types of non-audit services.

2.	The Committee shall actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and take appropriate action in response to the external auditors' report to satisfy itself of their independence.

3.	The Committee will periodically review, and if necessary, update its policy with regard to the pre-approval for any permitted non-audit services, including a requirement that the Committee approve all non-audit engagements of the external auditors and shall, consistent with that policy, approve the retention of the external auditors to perform such services and the fees for such services, if required by that policy. The Committee may, in its discretion, delegate to the Chair of the Committee the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting. See "Pre-Approval Policy".

4.	Periodically review and, if necessary, update its guidelines for the Company's hiring of employees and former employees of the external auditors who were previously engaged on the Company's account.

5.	Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner within the time limits and in such a manner as necessary to prevent the external auditor from being deemed "not independent of the Company".

Internal Controls

The Committee will review with the external auditors and senior management:

•	The adequacy and effectiveness of the Company's internal accounting and financial controls, including computerized information system controls and security, and consider any recommendations for improvement of such controls.

•	Major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

Claude Resources Inc. – 2015 Annual Information Form

•	Any related significant findings and recommendations of the external auditors together with senior management's responses thereto.

Risk Management

The Committee will meet periodically with senior management to discuss the Company's policies with respect to risk assessment and risk management.  In doing so, the Committee will review the Company's major financial risk exposure and the steps management has taken to monitor and control such exposure.

Disclosure Controls

1.	Review annually the disclosure controls and procedures, including the certification timetable and related process. Confirm quarterly with the Chief Executive Officer and the Chief Financial Officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.

2.	Approve the appointment and removal of Disclosure Committee Members.

Compliance

1.	Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	Review the findings of any examination by financial or corporate governance regulatory authorities.

3.	Establish procedures for receipt, retention and treatment of complaints received by the Committee regarding accounting, auditing, internal accounting controls, or other matters and the confidential, anonymous submission by employees of concerns regarding these matters. "See Whistleblower Policy".

Miscellaneous

The Committee will:

1.	Review the appointment of the Chief Financial Officer and have the Chief Financial Officer report to the Committee on the qualifications of new employees with a financial oversight role (i.e. having oversight of, or direct responsibility for, preparing of financial statements and related information).

2.	Approve the expenses submitted for reimbursement by the Chair of the Board or designate the Audit Chair to do the same.

V. Annual Performance Evaluation

The Audit Committee shall perform a review and evaluation, at least annually, of the performance of the Audit Committee and its members, including a review of adherence of the Audit Committee to this Charter.  In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Audit Committee considers necessary or appropriate.  The Audit Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.

Claude Resources Inc. – 2015 Annual Information Form
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